                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                             STARNET FINANCIAL, INC.
                 (Name of Small Business Issuer in its charter)

         DELAWARE                                         75-2168244
(State of incorporation)                       (IRS Employer Identification No.)

               17000 PRESTON ROAD, SUITE 350, DALLAS, TEXAS 75248
               (Address of principal executive offices) (Zip Code)


                                 (972) 665-0009
                           (Issuer's Telephone Number)

        Securities to be registered under Section 12(b) of the Act: NONE.

           Securities to be registered under Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                                (Title of class)

                         ------------------------------
                        Copies of Communications Sent To:

                             I. BOBBY MAJUMDER, ESQ.
                             GARDERE & WYNNE, L.L.P.
                             3000 THANKSGIVING TOWER
                                 1601 ELM STREET
                            DALLAS, TEXAS 75201-4761
                            TELEPHONE: (214) 999-3000
                          -----------------------------

                                TABLE OF CONTENTS

NOTE ABOUT FORWARD-LOOKING STATEMENTS.............................................................................1

Risk Factors......................................................................................................2

Item 1   - Description of Business...............................................................................10
           The Company...........................................................................................10
           Our Strategy..........................................................................................11
           Our History...........................................................................................14
           Our Operating Structure...............................................................................14
           U.S. Residential Mortgage Industry Overview...........................................................18
           Services and Products.................................................................................21
           Sales and Marketing...................................................................................21
           Competition...........................................................................................23
           Operations............................................................................................23
           Employees and Consultants.............................................................................23
           Litigation............................................................................................24
           Government Regulations................................................................................24

Item 2   - Management's Discussion and Analysis or Plan of Operation.............................................25
           Historical Operations.................................................................................25
           Results of Operations.................................................................................26
           Our Revenues and Expenses.............................................................................28
           Plan Of Operation.....................................................................................28
           Production............................................................................................30
           Pipeline..............................................................................................32
           Liquidity and Capital Resources.......................................................................33

Item 3   - Description of Property...............................................................................34

Item 4   - Security Ownership of Certain Beneficial Owners and Management........................................35

Item 5   - Directors, Executive Officers, Promoters and Control Persons..........................................37

Item 6   - Executive Compensation................................................................................39
           Executive Compensation................................................................................39
           Employment Contracts..................................................................................41
           1999 Stock Option Plan................................................................................42
           Committees............................................................................................43
           Compensation of Directors.............................................................................43
           Compensation Committee Interlocks and Insider Participation...........................................43

Item 7   - Certain Relationships and Related Transactions........................................................44

Item 8   - Legal Proceedings.....................................................................................44


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
Item 9  -  Market for Common Equity and Related Stockholder Matters..............................................45
           General...............................................................................................45
           Market Price..........................................................................................45
           Dividends.............................................................................................45

Item 10 -  Recent Sales of Unregistered Securities...............................................................45

Item 11 -  Description of Securities.............................................................................47
           Common Stock..........................................................................................47
           Warrants and Options..................................................................................47
           Preferred Stock.......................................................................................48
           Delaware Business Combination Statute.................................................................48
           Certain Charter Provisions............................................................................48
           Transfer Agent and Registrar..........................................................................49

Item 12 -  Indemnification of Officers and Directors.............................................................49
           Limitations of Liability and Indemnification of Directors and Officers................................49

Item 13 -  Financial Statements..................................................................................50

Item 14 -  Changes In and Disagreements With Accountants on
           Accounting and Financial Disclosure...................................................................50

Item 15 -  Financial Statements and Exhibits.....................................................................51


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NOTE ABOUT FORWARD-LOOKING STATEMENTS

     StarNet Financial, Inc. ("StarNet") is including the following cautionary statement to make applicable, to the extent possible, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The following cautionary statement also is made for the purpose of taking advantage of any defenses that may exist under other laws, including common law. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements which are other than statements of historical facts. This document contains forward-looking statements which can be identified by the use of words such as "intend," "anticipate," "believe," "estimate," "project," or "expect" or other similar statements. These forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. StarNet's expectations, beliefs and projections are expressed in good faith and are believed by StarNet to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in StarNet's records and data available from third parties but there can be no assurance that management's expectations, beliefs or projections will occur or be achieved or accomplished. In addition to other factors and matters discussed elsewhere, that following are important factors that, in the view of StarNet, could cause actual results to differ materially from those discussed in the forward-looking statements:

     o StarNet has only recently begun operations and is presently incurring losses;

     o The results of StarNet's operations will be affected by various factors and subject to certain risks inherent in mortgage lending, many of which are beyond the control of StarNet, including general economic conditions and interest rate levels;

     o Mortgage lending is a highly competitive business, and StarNet's results will be dependent upon the success of its marketing efforts and its ability to attract and retain key personnel;

     o The substantial growth projected by StarNet, if achieved, must be efficiently and effectively managed;

     o Because StarNet's ability to fund mortgage loans depends on the availability of financing sources, its revenues and business would be negatively affected if its current financing sources were canceled or not renewed; and

     o    StarNet must remain current with rapidly changing technologies.

     StarNet does not undertake to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. We believe that our forward-looking statements are within the safe harbor provided by the Reform Act. When considering these statements, you should keep in mind the risk factors described below and other cautionary statements in this document.


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RISK FACTORS

     We have only recently begun operations and are presently incurring losses.

     Although, a number of our subsidiaries and divisions have been in operation for a number of years, we have only operated as a consolidated group for a short period of time. Consequently, our business profile is that of a development-stage company. Typical of a development-stage company, our ability to generate revenue is subject to substantial uncertainty and risk. In addition, we anticipate that our operating expenses will increase substantially in the foreseeable future as we open additional regional and net branch offices and increase our sales and marketing activities. Accordingly, we expect to incur losses at least through the second quarter of fiscal year 2001 and may continue to incur losses for some time thereafter. There can be no assurance that we will begin expanded operations successfully or on a timely basis or that we will be successful in obtaining market acceptance. There can be no assurance that we will be able to achieve or sustain operating profitability. Our success may ultimately depend on management's ability to react expeditiously to exigencies that have not been taken into account in our business plan.

     We have a need for additional financing.

     We require substantial capital to pursue our operating strategy. We fund, and expect to continue to fund, mortgage loans not only with our own cash, but also primarily with cash obtained through borrowings from nonaffiliated lenders. Our subsidiary, StarNet Mortgage, currently uses three warehouse lines of credit with an aggregate borrowing limit of $11,000,000 provided by First State Bank of Moulton, First State Bank of Calvert and Lott State Bank.(1) Additionally, StarNet Mortgage maintains a true warehouse line of credit with IMPAC Warehouse Lending Group of Irvine, California with a borrowing limit of $25,000,000. Through the practice of managing the flow of loans through shipping and investor purchase, the credit facilities can be turned up to two times their size. We fund substantially all of the loans which we originate and purchase through borrowings under our warehouse lines of credit. These borrowings are in turn repaid with the proceeds received by selling such loans either through whole loan sales or bulk sales.

     We are currently conducting a private placement of our Common Stock. We anticipate that the net proceeds of this private offering will permit us not only to maintain, but to increase the line-of-credit facilities available for funding mortgage loans. To the extent that we are unable to obtain additional line-of-credit financing, or even to maintain or replace (at comparable levels) our existing warehouse lines of credit, we would have to curtail our loan production activities or sell loans earlier than is optimal, thereby having a material adverse effect on our results of operations and financial conditions. Further, we may need additional capital to satisfy future capital requirements.



-------------------------

(1) Rather than true "warehouse" lines of credit, StarNet Mortgage has agreements known as "loan purchase agreements" with all of the aforementioned banks. These agreements require that StarNet Mortgage provide a firm commitment showing the loan rate locked, price to be purchased at, and the expiration date of the lock for each loan before funds are released. These commitments assure that each loan will be purchased out of the line at a guaranteed price within a given time frame.


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We cannot assure you that we will be able to raise needed capital from other sources on terms favorable to us, if at all. If we are unable to obtain sufficient capital in the future, our ability to pursue our business strategy and result of operations for future periods may be impaired.

     Our additional financing requirements could result in dilution to existing stockholders.

     If additional financing is required, it could be obtained through one or more transactions which effectively dilute the ownership interests of holders of our Common Stock. Further, there can be no assurance that we will be able to secure such additional financing. We have the authority to issue additional shares of Common Stock, as well as additional classes or series of ownership interests or debt obligations of the Company which may be convertible into any class or series of ownership interests in the Company. We are authorized to issue 60,000,000 shares of Common Stock and 3,000,000 shares of preferred stock. Such securities may be issued without the approval or other consent of the holders of our Common Stock.

     We have substantial indebtedness.

     We rely on lines-of-credit to fund our operations. From time-to-time, the amount of indebtedness under these lines-of-credit is substantial. Our substantial indebtedness could increase our vulnerability to general economic and industry conditions, limit our ability to fund future working capital, capital expenditures and other general corporate requirements, and require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes. Our profit margins may also decrease if interest rates on our lines-of-credit increase.

     We have a limited number of offices.

     Currently, we have six regional offices established. We intend to establish three additional regional offices during fiscal year 2001. Because of our small number of traditional offices, we may be at a competitive disadvantage compared to other mortgage banking firms that can spread their operating costs across more offices and originate more loan production and revenue within their much more extensive branch office networks.

     Our future success will be dependent on our ability to attract and retain key personnel.

     Our success depends in large part on the efforts and abilities of our senior management, including Daniel L. Jackson, our Chief Executive Officer, Kenneth F. Urbanus, our Chief Operating Officer and President, Michael J. Gulinson, our Executive Vice President-Finance and Chief Financial Officer, Edward P. Dayton, our Executive Vice President-Operations and Secretary, Thomas Deutsch, our Executive Vice President-National Production and Ms. Jennifer Salsbury, our Executive Vice President-Risk Management/Secondary Marketing. The loss of one or more of these individuals could adversely affect our business. We currently have employment agreements with Ms. Salsbury and Messrs. Urbanus, Gulinson, Dayton and Deutsch and are negotiating an employment agreement with Mr. Jackson. We do not carry key-man insurance on any of our executive officers.


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     We further believe that our future success also depends significantly upon our ability to attract, train, retain and motivate highly skilled mortgage bankers, as well as technical, sales and management employees and consultants. We cannot assure you that we will be able to retain our current key personnel or attract and retain qualified personnel, which would materially and adversely affect our business and operating results.

     The substantial growth projected by us, if achieved, must be efficiently and effectively managed.

     Our growth has placed, and will likely continue to place, a significant strain on our managerial, operational and financial resources. We need to:

o improve our financial and management controls, reporting systems and procedures;

o expand, train and manage our work force for marketing, sales and support and website development and design; and

o manage multiple relationships with various customers and other third parties.

     We face risks in connection with any potential acquisition that could have a material adverse impact on our growth or our operations.

     From time to time, we may consider selective strategic acquisitions of mortgage lenders and other mortgage banking-related companies. There is substantial competition for acquisition opportunities in the mortgage industry. This competition could result in an increase in the price of, and a decrease in the number of, attractive acquisition candidates. As a result, we may not be able to successfully acquire attractive candidates on terms we deem acceptable. In addition, we cannot assure you that we will be able to obtain the requisite financing on terms we deem acceptable. Pursuing acquisitions also involves a number of special risks, including adverse short-term effects on our results of operations, dilution resulting from issuances of our Common Stock, diversion of management's time, strain on our financial and administrative infrastructure, difficulties in integrating acquired businesses and personnel, loss of personnel and unanticipated legal liabilities. We cannot guarantee you that we will be able to overcome these acquisition risks or that they will not adversely affect our growth and results of operations.

     The loss of key purchasers of our loans or a reduction in prices paid could adversely affect our financial condition.

     We sell substantially all of the mortgages that we originate to institutional buyers. Generally, we sell the servicing rights to our loans at the time we sell those loans. During fiscal year 2000, we sold our loans to twenty different investors, some of which compete with us directly for retail originations. If these financial institutions or other significant purchasers of our loans cease to buy our loans or servicing rights and equivalent purchasers cannot be found on a timely basis, then our business and results of operations could be materially adversely affected. Our results of operations could also be affected if these financial institutions or other purchasers lower the price they pay to us or adversely change the material terms of their loan purchases from us.

     The prices at which we sell our loans vary over time. A number of factors determines the price we receive for our loans. These factors include:


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     o    the number of institutions that are willing to buy our loans;

     o    the amount of comparable loans available for sale;

     o    the levels of prepayments of, or defaults on, loans;

     o    the types and volume of loans we sell;

     o    the level and volatility of interest rates; and

     o    the quality of our loans.

The prices at which we can sell our mortgage servicing rights vary over time and may be materially adversely affected by a number of factors, including the general supply of and demand for mortgage servicing rights and changes in interest rates. Servicing rights for a particular loan category that was originated at higher interest rates tend to have a lower value than those originated with comparatively lower interest rates due to the greater likelihood that loans with higher interest rates will be prepaid more quickly.

     Our hedging strategy may not protect us from interest rate risk and may lead to losses.

     Although we generally sell our loans within 30 days after funding, there may be unexpected delays that could increase our interest rate exposure. While we use hedging and other strategies to minimize our exposure to interest rate risks, no hedging or other strategy can completely protect us. In addition, the nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies or improperly executed transactions could actually increase our risk and losses. In addition, hedging strategies involve transaction and other costs. We cannot assure you that our hedging strategy and the hedges that we make will adequately offset the risks of interest rate volatility or that our hedges will not result in losses.

     We rely on others for consulting services.

     We may enter into agreements with contractors, which may include firms providing website design, software design, information systems and marketing services. We have verbally entered certain of these agreements, but only one of the agreements was committed to writing. The verbal agreements are terminable at will, and the written agreement terminated on April 30, 2000. When and if terminated, there is no assurance that the verbal agreements could be replaced on the same or similar financial terms.

     To expand our Internet business, we intend to expend significant funds currently without assurance of increased future earnings or profitability.

     We anticipate expending significant funds to implement our growth strategy. There may be a significant delay between the timing of these expenditures and any increase in earnings, which may depress our earnings. Our future plans are subject to both known and unknown risks and uncertainties that may cause our actual results in future periods to be materially adversely different than our prior performance. As a result, we cannot guarantee that our future revenues will increase or that we will continue to be profitable.


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     Our Internet success will depend, in part, on the development and maintenance of the Internet's infrastructure and consumer acceptance of the Internet as a distribution channel for mortgages. Internet-based mortgage lending is relatively new, and we cannot assure you that consumers will increase their use of the Internet for obtaining mortgage loans. In order to increase our loan volume on the Internet, we depend on building and maintaining relationships with operators of Internet mortgage websites, attracting consumers with our loan terms and service, and controlling our costs. However, our ability to significantly increase the number of loans we originate over the Internet and to continue to originate loans profitably over the Internet remains uncertain.

     To expand our Internet business, we must safeguard our customers' financial data and our computer systems against Internet intruders and hackers.

     Our online loan origination and processing activities will be adversely affected if we are unable to satisfactorily safeguard the security and privacy of our customers' financial data. A significant barrier to the future growth of e-commerce and online communication is the concern over the security of confidential information transmitted over the Internet. We use Netscape Communicator v.4.5 rather than earlier Netscape versions or other browsers to avoid certain security problems, such as root certification authority recognition. We believe that we have taken adequate measures to ensure the privacy and confidentiality of our customers' financial information. Nevertheless, continuing consumer confidence in and usage of the Internet for mortgage loan origination and processing could be adversely affected by evidence of the inability of a mortgage loan originator to assure the privacy and confidentiality of customers' financial information.

     Our computer systems may be subject to break-in by hackers accessing our computer systems through the our Internet website. We currently use the Intruder Alert software package for Internet website security. Intruder Alert will notify us of any attempted break-in to our computer network, stop the intruder, and then build a visual map showing the intruder's Internet Service Provider thus allowing us to locate and report the intruder to the authorities.

     The results of our operations will be affected by various factors and will be subject to certain risks inherent in the mortgage lending industry, many of which are beyond our control, including general economic conditions and interest rate levels.

     Our business may be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by us, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. Further, delinquencies, foreclosures, and losses generally increase during economic slowdowns or recessions.

     Any sustained period of such increased delinquencies, foreclosures or losses could adversely affect the pricing of our loan sales. While we believe the underwriting criteria and collection methods we utilize enable us to mitigate the higher risks, we cannot assure you that such criteria or methods will afford adequate protection against such risk.

     Fluctuations in interest rates and increases and decreases of the prime rate may directly impact the mortgage market and our ability to attract "A" or "B/C" or other classes of mortgage loans. If interest


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rates should rise, the number of applications for new mortgages may decrease.
The "A" mortgage market is primarily composed of borrowers who are interest-rate-driven or for purchasing homes; that is, "A" mortgage borrowers refinance current mortgages for ones with lower interest rates and otherwise more favorable terms. As interest rates increase, such refinancing diminishes purchase activities and the number of loan applications in the "A" market decrease. The "B/C" market is primarily comprised of borrowers who are payment-driven with a use of the mortgage loan as a source of equity. Often a goal of the "B/C" borrower is to leverage available equity for immediate use, and despite increases in interest rates, the "B/C" borrower focuses primarily on the amount of the monthly payment. Thus, the decrease in loan applications in the "B/C" market which may occur when interest rates increase, is typically not as significant as in the "A" mortgage market. However, since we intend to continue to concentrate our loan origination efforts in the "A" mortgage market, there can be no assurance that in the event that interest rates rise, that such a rise will not have a negative impact on our financial position by causing fewer "A" mortgages to be processed.

     We retain some risk on loans that we sell.

     Although we sell substantially all loans which we originate and purchase on a nonrecourse basis, we retain some risk on substantially all loans sold. During the period of time that loans are held pending sale, we are subject to the various business risks associated with the lending business, including the risk of borrower default, the risk of foreclosure and the risk that a rapid increase in interest rates would result in a decline in the value of loans to potential purchasers.

     In the ordinary course of our business, we may be subject to claims made against us by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of our employees, officers and agents (including our appraisers), incomplete documentation and failures to comply with various laws and regulations applicable to our business. We believe that there are no such claims currently asserted. However, any such claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on our results of operations and financial condition.

     We are at any one time potentially subject to past portfolio liabilities, particularly from our conforming loan business. We may receive demands for repurchase from various investors. Though we will attempt to have such individual requests rescinded or cured, there can be no assurance that individual defects will be cured. Regardless, we do not believe that this risk would seriously impair our ability to operate successfully.

     We face intense and increasing competition in the mortgage lending industry that could adversely impact our market share and our revenues.

     As a marketer of mortgage loans, we face intense competition, primarily from traditional mortgage lenders, such as commercial banks, savings and loan associations, credit unions, thrift institutions, and finance companies, as well as from Internet-based lending companies and other lenders on the Internet. Furthermore, entry barriers in the mortgage industry are relatively low and increased competition is likely. As we seek to expand our business, we will face a greater number of competitors, many of whom will be well-established in the markets we seek to penetrate.


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     Competition can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, and interest rates. Furthermore, we depend largely on real estate brokers, visitors to our Internet website, independent mortgage brokers, financial institutions and other mortgage bankers for our originations and purchases of new loans. Many of our competitors are substantially larger, have better name recognition and have more capital and other resources than us. Our competitors also use the Internet to obtain originations and purchases of new loans and also seek to establish relationships with our independent mortgage brokers, financial institutions, and other mortgage bankers, none of whom is obligated by contract or otherwise to continue to do business with us.

     Competition may also be affected by fluctuations in interest rates and general economic conditions. During periods of rising interest rates, competitors which have "locked-in" low borrowing costs may have a competitive advantage. During periods of declining interest rates, competitors may solicit our customers to refinance their loans. During economic slowdowns or recessions, our borrowers may have new financial difficulties and may be receptive to offers by our competitors.

     Competition may also lower the rates we are able to charge borrowers, thereby potentially lowering the amount of premium income on future loan sales and sales of servicing rights. Increased competition also may reduce the volume of our loan originations and loan sales. We cannot assure you that we will be able to compete successfully in this evolving market.

     Mortgage banking is a highly regulated industry at both the federal and state levels of government. We must become compliant and maintain our compliance with a myriad of federal and state laws and regulations.

     Our business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. We are subject to the rules and regulations of, and examinations by, the United States Department of Housing and Urban Development ("HUD") and state regulatory authorities with respect to originating, processing, underwriting and selling loans. These rules and regulations, among other things, impose licensing obligations on us, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applications, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to demands for indemnifications or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

     Our operations on the Internet are not currently subject to direct regulation by any government agency in the United States beyond mortgage-related regulations and regulations applicable to businesses generally. A number of legislative and regulatory proposals currently under consideration by federal, state and local governmental organizations may lead to laws or regulations concerning various aspects of business on the Internet, including:

     o    user privacy;

     o    taxation;


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     o    content;

     o    access charges;

     o    liability for third-party activities; and

     o    jurisdiction.

The adoption of new laws or the application of existing laws may decrease the use of the Internet, increase our costs or otherwise adversely affect our business.

     The United States Congress and other governmental officials have also occasionally suggested the elimination of the home mortgage interest deduction for federal income tax purposes, either in part or entirely, based on borrower income levels, type of loan or principal amount of loan. The competitive advantages of tax-deductible interest, when compared with other sources of financing, could be eliminated or seriously impaired by such government action.

     Regulatory and legal requirements are subject to change. If such requirements change and become more restrictive, it would be more difficult and expensive for us to comply and could affect the way we conduct our business, which could adversely impact our results of operations. Although we believe we are currently in material compliance with the laws, rules and regulations to which we are subject, we cannot assure you that we are, or will be, in full compliance with applicable laws, rules and regulations. If we cannot comply with those laws or regulations, or if new laws limit or eliminate some of the benefits of purchasing a mortgage, our business and results of operations may be materially adversely affected.


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                        ITEM 1 - DESCRIPTION OF BUSINESS

THE COMPANY

     StarNet Financial, Inc. ("StarNet" or the "Company") is engaged in the business of originating, purchasing and selling mortgage loans secured primarily by single-family and condominium residences through traditional distribution channels and over the Internet. The Company:

     o originates mortgage loans through our "net branches" located across the United States;

     o conducts wholesale loan originations and processing operations using a nationwide network of independent mortgage loan brokers; and

     o    conducts direct consumer mortgage loan origination over the Internet.

     Our loan origination activities include (i) offering a variety of residential mortgage loans, (ii) attracting suitable loan applicants, (iii) reviewing borrower credit and mortgaged property title, appraised value and insurance ("underwriting"), (iv) issuing conditional loan commitments, and (v) funding qualified loans at closing. Upon origination, we pool and sell both our conforming loans (generally loans to borrowers with perfect or good credit) and our non-conforming loans (generally loans to borrowers with below average or delinquent credit) to institutional investors. We also sell individual loans to such investors.

     We are licensed, or are exempt from licensing requirements, to originate, purchase closed loans, underwrite, and fund or sell residential mortgage loans in 29 states in the United States. We sell loans primarily to Impac Mortgage Holdings, Homeside Lending, Inc., Cendant Mortgage, Chase Manhattan Mortgage, IndyMac, Interfirst Mortgage, Household Finance, Ohio Saving Bank and numerous other mortgage companies and investors. In addition, we participate in the following Texas bond programs: Denton County Finance Corporation Single Family Mortgage Revenue Bonds, Garland Housing Finance Corporation Single Family Mortgage Revenue Bonds, Collin County Housing Finance Corporation Single Family Mortgage Revenue Bonds, Grand Prairie Housing Finance Corporation Single Family Mortgage Revenue Bonds, and Tarrant County Housing Finance Corporation Single Family Mortgage Revenue Refunding Bonds.

     As a mortgage lender, we generate revenues by origination and subsequently selling loans. These revenues consist of loan processing fees, net gain on sale, and net interest income. Loan processing fees include application, documentation, commitment, and processing fees paid by borrowers. Net gain on sale consists of the difference in price paid by the borrower and the price paid by the purchaser (or permanent investor), which includes the value of the rights to service loans. Net interest income consists of the difference between interest received by us for the time we hold a loan and interest paid by us under our credit facilities. Our profit on sales of loans depends on the price we are able to sell our loans into the secondary market. Currently, when we receive a rate lock on a loan, we sell that loan immediately under a best efforts contract and then deliver it into a bulk or flow contract. We receive additional fees when we close a loan. These fees range from a processing fee to a warehousing fee and can equal up to one-half of one percent of the loan amount. In addition, when we sell loans into the secondary market, we are able to make additional marketing gains because of interest rate movements in the market from the time we lock the rate with our investors under a best efforts contract.

     Our expenses largely consist of:

     o    salaries, commissions and benefits paid to employees;

     o    occupancy and equipment costs;

     o Internet and other technology-related expenses, including licensing and participation fees and advertising costs; and

     o    data processing and communication costs.

Many of these expenses are variable rather than fixed. Commissions paid to loan originators vary depending on their originations, and other salaries and benefits fluctuate from quarter to quarter based on our assessment of the appropriate level of personnel (other than loan originators), which generally correlates to current and anticipated loan origination volume.

OUR STRATEGY

Growth Strategy

     The total value of our loan originations for the first nine months of fiscal year 2000 was $374,000,000. Our goal is to continue to expand our wholesale and retail mortgage banking business primarily through our traditional originating channels and through our Internet-based origination channel. To achieve this goal, we are concentrating on the following growth strategies:

     o Expand our traditional business into new regions. We intend to extend our business model and expand our traditional lending activities into new geographic regions. During the past fiscal year, we opened new regional loan offices in Houston and Denver. We intend to open three additional offices over the next 12 months in the eastern and central United States and possibly other areas. In connection with our geographic expansion, we plan to advertise in related local and regional print media to create name recognition and create awareness of our products and services.

     o Hire additional sales-oriented loan originators. We intend to hire additional loan originators and production personnel in our existing markets. In the future, the majority of our business will be generated through these personnel. We also intend to expand into geographic areas with experienced loan originators and production personnel who have already established a client base.

     o Expand through selective strategic acquisitions. At various times, we expect to consider acquiring mortgage lenders that share our business philosophy regarding progressive marketing, innovative use of technology and sound underwriting. In order to increase core sales, we may also consider acquiring other mortgage banking-related companies to enhance our product and service offerings. In evaluating acquisition candidates, we will consider factors such as the impact of the acquisition on our earnings, our ability to support and retain production personnel and our ability to enhance and expand the acquired business. We believe our broad and competitive product line and the technical and other back-up support we offer make us an attractive partner for potential acquisition candidates.

     o Enhance and expand our Internet business. We believe the Internet will be an increasingly important medium to provide mortgage products and services. We intend to increase our Internet mortgage origination volume by opening additional Internet call centers, by expanding our business into the remaining states in which we are not yet licensed or otherwise qualified and by establishing relationships with additional websites so as to increase the number of sources that refer customers to us. We also intend to develop further enhancements to our website to allow prospective borrowers to apply for a mortgage loan, lock in an interest rate and receive a commitment in one online session. Further, we anticipate that our customers will be able to log onto our secure website at any time, and through the use of a unique, personal password, monitor the progress of their loan application. We intend to start an intensive marketing campaign in selected markets to promote our own StarNetMortgage.com website and create name recognition. We also intend to enter into contracts to provide private label Internet origination services to thrifts and smaller banks.

     o Form joint ventures with homebuilders and realtors. We currently market mortgage loans through joint ventures with realtors and corporate affinity lending. We intend to also market loans through joint ventures with homebuilders, which we believe, in turn, will enhance the Company's revenues.

     o Enter the correspondent mortgage banking business. We intend to enter into the correspondent mortgage banking business, where we will buy loans from well-managed mortgage bankers who have sufficient capital resources and then pool and sell these loans into the secondary market. By becoming a conduit for mortgage bankers to sell their loans, we anticipate that we will strengthen our relationships with these brokers and expand our other business.

     o Total mortgage lending solution. We intend to offer title insurance, abstract services, home equity lines of credit and credit-life insurance products to our mortgage customers. We believe we can enhance the revenues we earn through the cross-selling of these and other products and services and leverage our origination network without significant additional capital investments.

Operating Strategy

     We believe that, by taking advantage of the following competitive advantages in both our traditional and Internet-based origination channels, we will be able to continue to expand our mortgage banking business:

     o Lending to home buyers. We concentrate on making loans to home buyers rather than to home owners who are refinancing their mortgages. We believe this makes our business less susceptible to interest rate increases, because in a rising interest rate environment home purchase mortgage volume tends to be more stable than mortgage refinancing volume, which tends to decrease significantly.

     o Range of products available. We believe we have one of the broadest and best-priced product offerings in the industry. Offering a variety of well-priced loan products enables us to best serve the largest number of mortgage customers, each of whom may find different loan characteristics desirable. Our products are listed in the "Business--Services and Products" section of this registration statement.

     o Use of advanced technology. In a continuous effort to increase efficiency, we have dedicated ourselves to maintaining state-of-the-art information systems. We are in the process of installing an "enterprise" computer system. This system controls most aspects of our operations, from the processing of a loan application through the closing of the loan and our sale of the loan to institutional investors. The system also performs checks and balances on many aspects of our operations, and it supports our marketing efforts. We believe this integrated approach reduces our marginal origination cost per loan. We intend to continually look for new ways to improve efficiencies through automation.

     o Use of comprehensive and user-friendly website. In September 1999, we introduced a new, technologically advanced version of our StarNetMortgage.com website that was designed to provide customers with 24-hour access to our interest rates and product terms and the ability to lock in an interest rate, to file a pre-approval request or application, to check the status of their pending application and to obtain their credit report. Our website also provides mortgage customers with an array of "tools" that assist them in determining how much financing they can afford, what kind of mortgage best suits their needs and otherwise provides answers to frequently asked questions. We intend to introduce a number of enhancements to our website that will enable our customers, in one continuous online session, to apply for a loan, receive a loan commitment if approved and lock in an interest rate.

     o Loan products specifically underwritten for sale to investors. Our underwriting process is designed to ensure that each loan we originate can be sold to a third-party investor by conforming the loan to the underwriting and credit standards of that investor. Whenever possible, we use "artificial intelligence" underwriting systems, including Fannie Mae's Desktop Underwriter(R), to ensure consistency with our investors' predetermined standards. These systems interface with our "enterprise" computer system. In addition, we have a series of internal and external quality control procedures in place to ensure compliance with our underwriting standards.

     o Involved sales strategy. Our loan originators are primarily compensated through sales commissions, which encourages them to be responsive to our customers. In addition, we foster a consultative sales strategy that emphasizes pro-active and frequent customer assistance. Our loan originators actively guide customers through the loan application process, not merely providing information requested by the customer, but keeping customers informed about rate changes and market conditions.

OUR HISTORY

     In March 1987, we were incorporated in Delaware under the name of "Sarkis Capital, Inc." On May 13, 1999, we entered into an exchange agreement with LoanNet, Inc., a Texas corporation ("LoanNet") and the shareholders of LoanNet, whereby we agreed to acquire LoanNet and its subsidiary, The GM Group, Inc., a Texas corporation (d/b/a StarNet Retail, sometimes referred to herein as "GM"), from the LoanNet shareholders in exchange for shares of our Common Stock (the "Exchange Agreement"). Pursuant to the Exchange Agreement, we issued 9,000,000 shares of our Common Stock in exchange for all of the outstanding shares of LoanNet. The closing of the Exchange Agreement took place on May 28, 1999. As part of the reorganization, we changed our name to "StarNet Financial, Inc." in June 1999. The transaction was accounted for as a recapitalization.

     Effective as of October 1, 1999, we purchased substantially all of the assets of Occidental Mortgage Company, which was engaged in the business of originating mortgage loans. In connection with the asset purchase, we delivered to Occidental (i) a five-year promissory note in the original principal amount of $365,000 and (ii) a five-year option to purchase up to 300,000 shares of Common Stock at a price of $1.00 per share. Additionally, for a period of four months beginning October 15, 1999, we agreed to pay Occidental an amount equal to one percent (1%) of the aggregate mortgage loans closed by us which are attributable to mortgage loans that Occidental had in process immediately prior to closing.

     Also effective as of October 1, 1999, we acquired all of the outstanding capital stock of Residential Lenders, Inc., which is engaged in the business of originating mortgage loans. In connection with the acquisition, we issued 250,000 shares of Common Stock; made an initial cash payment of $175,000, less certain disbursements; and paid an additional $200,000 to the shareholders of RLI.

     Effective as of December 31, 1999, we sold all of the capital stock of GM. We did, however, retain certain operations, personnel and relationships of GM.

     We conduct our business through three wholly owned subsidiaries and two distinct operating divisions. StarNet Mortgage, Inc., StarNet TRAkkER, Inc. and Residential Lenders, Inc. are our wholly owned subsidiaries. Occidental Mortgage Company and StarNet Retail are operated as divisions.

     For the purposes of the "Business" section, references to "StarNet", the "Company", "we", "our" and "us" include StarNet Mortgage, StarNet Retail, StarNet TRAkkER, RLI and Occidental, unless otherwise indicated. Our principal executive office is located at 17000 Preston Road, Suite 350, Dallas, Texas 75248, and our telephone number is (972) 665-0009.

OUR OPERATING STRUCTURE

     A description of our five business units follows:

     StarNet Mortgage, Inc. ("StarNet Mortgage")

     StarNet Mortgage is our residential loan origination subsidiary comprised of "net branch" offices presently being established across the United States. The net branch concept has been described by industry analysts as one of the most mutually-attractive relationships between a mortgage banking company and its originators in the marketplace today. Unlike traditional retail office operations where expansion into a new market by the mortgage company requires finding, leasing and furnishing an office, recruiting and hiring originators and support personnel, and implementing start-up marketing programs, the net branch approach places the burden of overhead on the branch rather than the company. This enables a mortgage company to grow at an accelerated rate without a proportionate increase in its operating expenses.

     Our net branch program offers one of the most comprehensive packages of benefits, products, and services to experienced mortgage professionals in the marketplace, including affiliation with a national corporate identity, full lender status as a mortgage banker, exemption from certain regulatory licensing, fee disclosure and net worth requirements, access to a comprehensive and competitive product line, FHA and VA direct endorsement underwriting, sub-prime underwriting, improved processing efficiency through Internet-based automation systems, established investor relationships, marketing programs, staff training, production and recruitment incentives, accounting, bookkeeping and payroll services, and group benefits like health insurance.

     Our net branches cover their own overhead expenses, maintain their own profit-and-loss statements, and retain branch profits after expenses. StarNet Mortgage receives certain processing and document preparation fees on a "per loan" basis from the branch to cover its own net branch servicing expenses, while branch loan origination contributes to our production volume growth and profitability.

     Since the completion of the StarNet Mortgage program for its net branch operations, we have successfully recruited 23 new originators. StarNet Mortgage's management currently projects that number to grow to 250 by May 2001. Geographical market coverage by our net branch offices is expected to coincide with our defined expansion and state licensing timetable. Qualification criteria and hiring standards for prospective net branch representatives have been established by StarNet Mortgage's management, and adherence is closely monitored by an executive oversight committee.

     While StarNet Mortgage recognizes its ultimate market to be mortgage consumers across the country, it also realizes that its primary avenue to these consumers is through its net branch originators. Accordingly, its initial marketing efforts are targeted at prospective originators already established and successful in their respective markets. Individuals or groups fitting this prospect profile include experienced mortgage bankers and loan officers or originators with other mortgage companies or financial institutions.

     StarNet Mortgage also has a working relationship with a network of over 3,400 mortgage brokers in 31 states. Over 1,700 of these brokers presently operate within the 16 states constituting our initial geographic marketplace. Those brokers are in the following states:

                  Alabama           1                Michigan          1
                  Arizona           48               Minnesota         5
                  Arkansas          6                Missouri          3
                  California        1816             Montana           1
                  Colorado          273              Nevada            73
                  Connecticut       1                New Mexico        57
                  Florida           172              North Carolina    43
                  Georgia           43               Ohio              57
                  Hawaii            172              Oklahoma          20
                  Idaho             7                Oregon            36
                  Illinois          1                Pennsylvania      1
                  Indiana           2                South Carolina    1
                  Kansas            3                Texas             472
                  Louisiana         3                Utah              15
                  Maryland          1                Washington        72


     We anticipate wholesale production during the fiscal year 2001 to exceed $1 billion in loans and to continue to grow at an accelerated rate as we commence activity in other states.

     StarNet Retail

     StarNet Retail is our residential loan origination division under which the retail operations and homebuilder group programs are conducted or will be conducted. StarNet Retail is a fully-approved FHA loan underwriter offering a comprehensive menu of conventional as well as government-insured mortgage products to its clients.

     StarNet Retail is developing an active retail division that will generate monthly production from residential real estate agencies and homebuilders. Due to the nature of the business conducted by StarNet Retail, the period of time between loan approval or commitment and closing is extended by the time required for home construction. This creates a significant pipeline of business at any given point in time for us.

     StarNet Retail also intends to develop joint venture agreements with homebuilders. It is intended that the majority of the loans that will result from these joint ventures will be FHA government-insured which then will be sold to investors immediately following closing. StarNet Retail's management anticipates pursuing such homebuilder programs in those markets that coincide with our corporate geographical expansion.

     StarNet TRAkkER, Inc. ("StarNet TRAkkER")

     StarNet TRAkkER is our subsidiary that was formed to engage in the underwriting and funding of sub-prime residential mortgage loans through a proprietary software/database system known as TRAkkER. Management has decided not to develop this line of business and the agreement providing us with a 51% ownership interest in, and rights to, the TRAkkER system has been rescinded and unwound, and we no longer have a strategic alliance with TRAkkER Corporation, the system's creator. As a result, this subsidiary currently has no operations.

     Residential Lenders, Inc.

     RLI is our retail originator in our Eastern Region and our Internet originating division. RLI receives approximately 1,500 hits per week on their website. From these hits, RLI will contact the customer and turn that lead into a new loan. RLI also advertises extensively on the Internet. RLI has recently entered into the wholesale arena. This wholly owned subsidiary has hired staff to originate mortgage loans throughout the Eastern region of the United States.

     With our acquisition of RLI in October 1999, we began originating mortgage loans through the Internet. From October through December, we received 76 loan applications for a total principal amount of approximately $8.8 million. Forrester Research estimates that approximately $91.2 billion, or 9.6%, of all mortgage loans will be originated online by the year 2003, compared to $18.7 billion, or less than 1.5%, in 1998. In addition, Killen & Associates predicts online mortgage originations will account for approximately 30% of total mortgage originations by 2005. Our goal is to become one of the nation's leading Internet mortgage originators.

     The Internet has become a substantial medium for both communication and electronic commerce. International Data Corporation ("IDC") estimates the number of Internet users worldwide will increase from 115 million in 1998 to approximately 400 million in 2002. In addition, IDC expects that the number of U.S. households using the Internet for online banking will grow from less than
6.6 million in 1998 to more than 32 million in 2003, showing the growth in reliance on the Internet for financial services. Consumers have become proficient in using the Internet for finding, evaluating and purchasing a wide variety of products and services.

     Because of its flexibility, the Internet provides companies with additional ways to reach consumers with the most current information about their products and services. This information can be updated instantaneously to provide new features and presentations, or to adjust prices and terms according to market changes. In addition, the Internet provides a cost-efficient means of conducting a document-intensive business such as mortgage banking. Consumers can apply online, have access to their file, update information instantly, and check the status of their loans 24 hours a day, seven days a week.

     To market and sell loans on the Internet, we intend to work with many of the leading websites in our industry, including Microsoft HomeAdvisor, E-Loan, GetSmart, LendingTree and Consumer Financial Network. We believe a large number of Internet mortgage shoppers will be introduced to lenders on these and other future websites. We believe our inclusion in these websites gives us a strategic advantage because they are developing their business processes and software in conjunction with their existing participating lenders and, in some cases, limiting access by additional lenders.

     Occidental Mortgage Company

     Occidental is our division which originates mortgage loans from 23 states and through three areas of origination: wholesale, retail and Internet originations.

     Prior to our acquisition of the assets of Occidental, Occidental had been in existence for 32 years, originating primarily FHA loans from its retail loan representatives. This division originates the majority of its loans from the wholesale arena, focusing on non-conforming loans. Occidental has been the largest seller of loans to Impac Mortgage Holdings, a real estate investment trust, for the past four years.

     Occidental operates three offices in Irvine and San Ramon, California, and Denver, Colorado, serving 23 states. It has centralized underwriting and funding out of the Irvine location, thus making the San Ramon and Denver locations production offices only. In addition, all of our secondary marketing is handled out of the Irvine location.

     General Overview

     Each of our subsidiaries and divisions will also offer integrated, interactive, easy-to-use websites providing complete mortgage transaction fulfillment. Currently, most mortgage lending websites act primarily as referral sites to prospective borrowers. These types of sites do not offer transaction fulfillment for the consumer and therefore do not control the entire mortgage process.

     Utilizing our StarNetMortgage.com website, borrowers can choose the subsidiary or division in their geographic area and will be able to efficiently search, analyze and compare various mortgage products from a number of lenders and apply for, qualify for, and obtain the loan most compatible with their individual financial characteristics and borrowing requirements. They will also be able to track online the status of their mortgage applications from submission through closing and to monitor their loans on an ongoing basis after closing, enabling them to optimize any potential refinance decisions in the future.

     We intend to continue to streamline and refine our online origination and processing procedures, enabling borrowers to directly benefit from the cost, speed, and convenience efficiencies made possible by improved techniques and technologies.

     Our management recognizes that successful online origination requires a comprehensive web marketing plan designed to attract attention, generate traffic and ultimately reach prospective borrowers. As part of that plan, we are negotiating a strategic alliance with a major Internet service provider in order to enhance our visibility and exposure.

U.S. RESIDENTIAL MORTGAGE INDUSTRY OVERVIEW

     Traditional United States Mortgage Market

     The Mortgage Bankers Association estimates that the United States' mortgage market totaled over $4.3 trillion of loans outstanding and that mortgage originations were $1.2 trillion in 1999. The mortgage industry is divided broadly into four major segments today:

     o mortgage origination -- sourcing, verifying and documenting of mortgage loans, typically done by mortgage brokers and single-source lenders;

     o mortgage funding -- underwriting, funding and selling closed loans to mortgage loan purchasers;

     o securitization -- aggregating loans for sale into the secondary market; and

     o servicing -- ongoing billing, collection and foreclosure/collateral management.

     Over the past two decades, the mortgage industry has evolved. Until the late 1970's, the mortgage market was primarily a captive banking market where retail banks and savings and loan institutions originated loans through their branches, underwrote and closed loans internally, funded loans from their own customer deposits and then serviced the loans themselves. This internal chain of production was broken by the emergence of the pure mortgage bank that could buy mortgages from mortgage brokers and sell to government sponsored mortgage investors, such as Fannie Mae and Freddie Mac, and the development of a large, liquid secondary funding and trading market for mortgage debt. This efficient new market for mortgage funding made it viable for the first time to uncouple from the large retail banks both the front-end functions of mortgage origination and mortgage funding and the back-end function of servicing mortgages.

     This transformation has created both a large, concentrated and efficient secondary mortgage market and a large, fragmented and inefficient mortgage origination and banking market. There are over 20,000 mortgage brokerage operations in the United States, according to the National Association of Mortgage Brokers. However, there is no multi-lender originator that operates nationally and enjoys a widely recognized consumer brand. In 1998, no mortgage originator had over 7% market share in terms of the total number of originated mortgages in the United States. While increased competition at all levels of the industry has resulted in tremendous innovation in the mortgage choices available to consumers, the level of complexity associated with these loans has also increased. In addition, the underwriting and lending processes remain paper and time intensive with little visibility into the process for consumers. As a result of the cumbersome underwriting and lending process, we believe that the traditional mortgage lending process causes many consumers to feel:

     o uncertain that their single-source lenders and brokers are providing unbiased advice and recommending the most suitable mortgage products;

     o skeptical that interest rates and closing costs initially quoted will ultimately be available;

     o    intimidated by the number and variety of mortgage products available;

     o pressured to commit to a particular product before they have researched and compared products to their satisfaction;

     o frustrated with the amount and types of fees that they are required to pay in connection with the obtainment of a mortgage; and

     o overwhelmed by the substantial time and effort that it takes to get a mortgage loan.

     Furthermore, many borrowers receive little ongoing assistance in managing their debt after the loan is closed. Many direct lenders who also engage in mortgage servicing are not committed to proactive monitoring of their customers' loans because they risk losing servicing fees if customers refinance with other lenders. Multi-lender brokers have the incentive to pursue refinancing opportunities but typically lack the technological capability to proactively monitor the market changes of thousands of loan products on a continuous basis.

     Market Opportunity for Online Mortgage Origination

     Now with the emergence of the Internet as a viable means of conducting electronic commerce, the mortgage banking industry has made great efforts to utilize this non-traditional distribution channel to increase the amount of originated mortgages. According to Forrester Research, the market for online mortgage originations is expected to grow from an estimated $18.7 billion in 1999 to over $91.2 billion in 2003, representing an increase in the percentage of the existing mortgage market conducted over the Internet from 1.5% in 1999 to 9.6% in 2003. Further, Killen & Associates predicts online originations will account for approximately 30% of total mortgage originations by 2005. Mortgage origination is well suited to an Internet-based distribution model for a number of reasons, including:

     o mortgages are information products that need no physical delivery or warehousing;

     o complex mortgage products can be made more understandable through the use of graphical and dynamic real-time presentations, including explanations of terminology and easy access to detailed supporting information;

     o borrower data can be efficiently captured through an Internet website, allowing real-time automated underwriting and streamlined overall mortgage application processing; and

     o costly local offices or brokers and the expensive fee structure associated with the traditional mortgage distribution model are no longer required.

     Many companies have attempted to capitalize on this large market opportunity. Existing mortgage banks have created Internet websites to sell their loans directly online as an alternative method to the traditional mortgage origination process. These existing mortgage banks, however, do not offer the consumer a multi-lender selection or comparisons of mortgage products and may also be reluctant to reduce their fees for Internet customers due to their fear of merely diverting customers from their traditional distribution channels.

     A number of Internet websites currently exist that serve as multi-lender distribution channels for mortgage banks. These Internet websites act as referral sites and offer links to various mortgage banks. While many of these referral websites offer a variety of mortgage lenders, they do not offer complete transaction fulfillment for the consumer and therefore do not control the entire mortgage process. Furthermore, because these referral sites do not eliminate the necessity for the services of commissioned loan agents, they do not provide substantial cost savings to the consumer.

     We believe that in addition to traditional distribution channels (such as regional offices and brokers), there exists a significant market opportunity for a centralized, nationally-accessible and simple-to-use online service with a broad selection of products, a compelling value proposition based upon saving borrowers money, time and effort, and an open, integrated service that provides complete transaction fulfillment. Our online service differs from those of our competitors in that we offer a variety of products and allow the customer to complete the mortgage application process online instead of merely being a referral service where customers can only compare interest rates and costs of various lenders or are limited to the products of a single lender.

SERVICES AND PRODUCTS

     We provide a broad range of mortgage lending services, which include conventional, governmental, jumbo (large loan amounts) and non-conforming home mortgage loans. The majority of our loans are made to owners of single-family and condominium residences who use the loan proceeds to purchase new homes or (to a lesser extent) refinance existing home mortgages. We provide funds and close loans to approved mortgage brokers and correspondent lenders who originate the mortgage for the consumer. We solicit these brokers for business, competing with other lenders.

     We provide a variety of products to our approved mortgage broker customers related to home loans. In general, we offer mortgage brokers products for their clients who have credit from "A" (perfect and good credit) to "D" (below average and delinquent) and who desire conventional loans, government loans, conforming loans, and non-conforming loans. All mortgage products are secured by the real property used as collateral for the mortgage.

     Mortgage brokers submit loan packages to our representatives for review and approval. After the mortgage loan is closed, we package the loans into groups and sell the loans to mortgage lending conduits. We determine to whom we will sell the loans based on the conduits' price and service at the time the interest rate is locked and a commitment is delivered to the customer. We do not retain the rights to service either the mortgage loans we close or the loans we purchase from approved correspondent lenders. We anticipate that we will enter into a sub-servicing agreement with a FNMA-approved servicer at the time we obtain FNMA approval. We do not anticipate permanently servicing our loan originations for the remainder of fiscal year 2001.

SALES AND MARKETING

     Pricing and Yield Management. We use the latest technology included in the "Telerate Plus" financial markets package produced by Bridge Information Systems, Inc. Telerate Plus uses Bridge's market service to provide real-time mortgage prices and yields, as well as instrumentalized data for analysis and charting. It also provides us with up-to-the-minute news and economic statistics regarding the mortgage markets. Athena (part of the Telerate Plus software package) provides charting capabilities, enabling us to have flexibility in trading our mortgage loans. Athena assists in mapping out the strategy in the fixed-income and derivative markets. With the flexibility and customization power of Athena, our risk manager can chart the open-high-low-close data from any source, with up-to-the-minute data updates.

     Mortgage providers hedge their risk by selling loans. In accordance with this practice, we cover our interest rate risk initially by selling the mortgages into the immediate cash market. When a loan is quoted firm to the customer, the loan will be sold "optional" delivery, which gives us the opportunity to search the market for a buyer willing to pay a better price for the loan before it is sold. When the loan is closed, the interest rate risk will be covered in either the cash-forward markets or with derivatives on the futures market. If a loan is not delivered, a non-delivery pair-off fee is assessed. However, when selling to FNMA, delivery is mandatory once the sale of a loan is approved; our opportunity to shop for a better price is not available.

     Distribution. We currently originate approximately 90% of our mortgage loans through traditional distribution channels such as independent mortgage brokers. We believe that such percentage is comparable to major mortgage banking firms' percentage of originations through traditional distribution channels. Independent mortgage brokers generally receive commissions based on originating fee and premium price.

     We have established relationships with a network of over 3,000 mortgage brokers across the country and intend to maintain strong working relationships with them and anticipate we will also pay competitive commissions. We also plan to offer these mortgage brokers significant opportunities to participate in the development of specific corporate strategies and procedures through their attendance at meetings with our senior executives.

     The remaining 10% of our current mortgage loans originate through the Internet. On April 15, 2000 we acquired several exclusive advertising agreements with cyberXpo.com, Inc., a Texas-based company that operates various mobile Internet access venues, or "cyberCenters," in seven states. Such advertising agreements provide us with the exclusive right to display mortgage lending and real estate advertising at any cyberCenter that is operating in a mall, airport or in a previously agreed upon retail location. Since we began cyberCenter advertising on April 28, 2000, we have already noticed an increase in our Internet mortgage loan origination rate and we anticipate that this rate will continue to increase in the future. Additionally, we anticipate that by continuing to utilize the Internet to originate mortgages we will, in time, be able to decrease the amount of commissions paid to independent mortgage brokers.

     We also anticipate that our future Internet originations will be facilitated through Internet call centers. We currently have one Internet call center in Orlando, Florida and anticipate opening more call centers in the next 12 months. When a customer is introduced to us over the Internet, we will communicate with that customer online or through our Internet call center. Our call center employs representatives who are trained to work with customers in a consultative manner. Our consultative sales approach stresses proactive and frequent contact with customers. For example, our representatives provide customers with written analysis, comparing the costs of different loan products, showing closing costs and amortization schedules. The representatives are trained to call customers frequently, to provide them with updated information about interest rates and to answer frequently-asked questions. The objective of our call center representatives is to build a relationship with potential customers, and gain the confidence and business of those customers.

     Homebuilder Relationships and Net Branches. We anticipate expanding mortgage loan originations by developing relationships with homebuilders and using our net branches across the country. We intend to have sales agents visit homebuilders on a regular basis to develop business, to solicit their input and to answer their questions. We expect that the sales managers will be supported by a help desk, staffed full time by employees trained to meet homebuilders' and their customers' needs. Our senior executives plan to call upon these customers to ensure that we understand and respond to their mortgage loan requirements.

     Marketing. We currently market our services through trade shows, advertising and promotions in newspapers, magazines, billboards, radio, television and the Internet and through direct contact with mortgage brokers. We also plan to market our services through direct contact with homebuilders, as well as to maintain a nationwide toll-free telephone number for loan applications and to assign sales representatives to each city where we operate.

COMPETITION

     We compete against savings and loan associations, thrifts, commercial banks, consumer finance companies and other mortgage bankers in the origination of single-family and condominium residential mortgage loans. Even though some of the competition is large and operates on a national basis, we believe that no single firm controls more than 7% of the single-family and condominium residential mortgage market. Furthermore, we believe that mortgage bankers, in general, control more than 85% of all single-family mortgages issued by the FHA or guaranteed by the VA. Statistics show that by 1995 mortgage bankers were closing 54% of all residential loans. We compete on the basis of quality of services along with the use of technology and the relationships established by our sales and operations staff.

OPERATIONS

     Our operations are headquartered in Dallas, Texas. Occidental operates out of offices located in San Ramon and Irvine, California, and Denver, Colorado. RLI operates from offices located in Orlando, Florida. We also operate mortgage origination offices in Houston, Texas. This centralization of operations allows us to participate in the "bulk sale" loan process and results in expanded revenue opportunities over typical single loan sales and creates greater economies of scale in the operations delivery of closed loans.

EMPLOYEES AND CONSULTANTS

     As of the date of this registration statement, we had 153 full-time employees in the following departments:

     Sales                              78
     Administration                     25
     Operations                         46
     Secondary Marketing                 3
     Appraisal                           1

     Consultants. We have used, and intend to continue using, outside consulting firms to assist us in planning our operations and implementing our business plan. Among the consultants we have engaged are Odyssey Communications, Crossroad Communications, John Duff & Associates, LoanNet Consulting, and S.W. Pelco, all of which assisted us in the preparation of our business plan.

     Labor Relations. None of our employees are represented by a labor union. We believe we have and will continue to have a good relationship with our employees. Management meets with employees on a routine basis to discuss our objectives, as well as more specific labor issues such as scheduling, compensation and work rules.

LITIGATION

     On January 3, 2000, an action was brought against us for breach of contract and fraud by Joni Baquerizo, James Cunningham, Sam W. Pitts, Jr., and Jay Robinson, each of whom is a former employee (the "Plaintiffs"). The Plaintiffs allege that we owe them unpaid wages, unpaid bonuses and stock options. We believe that the Plaintiffs' claims are without merit and intend to vigorously defend ourselves in this litigation.

     From time to time, we are a defendant, or are threatened to be made a defendant, in lawsuits encountered in the ordinary course of our business, the resolution of which should not have a material adverse effect on our financial position. Except as disclosed above, we are not currently aware of any litigation currently pending or threatened to which we are subject to or to which we may be a party.

GOVERNMENT REGULATIONS

     Our business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. We are subject to the rules and regulations of, and examinations by, HUD and state regulatory authorities with respect to originating, processing, underwriting and selling loans. These rules and regulations, among other things, impose licensing obligations on us, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applications, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to demands for indemnifications or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

     Further, federal and state regulations continue to affect the mortgage loan industry relative to fee disclosure obligations, broker licensure requirements and approval/renewal criteria for government-insured loan underwriting.

     Mortgage broker fee disclosure requirements, originally mandated under the Real Estate Settlement Procedures Act and expanded under the Housing Community Development Act of 1992, were clarified in HUD Statements of Policy in 1996. As a result of these clarifications, mortgage loan brokers are obligated to disclose virtually all income received in mortgage transactions from any sources whatsoever, direct or indirect, to prospective borrowers. Originators or mortgage bankers funding their own loans are not subject to this same degree of disclosure.

     Legislation requiring the licensure of mortgage loan brokers has been adopted in 45 states in the United States, with the remainder of the states expected to follow suit in the near future. In addition to requiring background investigations and continuing educational requirements, many states have established specific criteria designed to demonstrate financial soundness on the part of the individual mortgage loan broker.

     Mortgage loan companies seeking approval and/or renewal of the ability to underwrite readily-marketable FHA/VA government insured loans continue to face expanded and stricter requirements by HUD relative to minimum net worth standards and prior mortgage loan origination volume. We plan on maintaining excess capital to the minimum net worth required by HUD at all times.

     We believe that we are in compliance in all material respects with applicable federal, state and local laws and regulations.

       ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

HISTORICAL OPERATIONS

     Sarkis Capital, Inc.

     Prior to May 1999, we were known as Sarkis Capital, Inc. ("Sarkis"), an inactive publicly held corporation pursuing a business combination with a privately held company believed to have growth and profit potential, irrespective of the industry in which the privately held company was operating. With the acquisition of LoanNet, Occidental and RLI, we have embarked on a plan to become a significant competitor in the mortgage banking industry. Subsequent to the acquisition, we raised approximately $3.6 million in capital through a private placement of our Common Stock which closed on September 30, 1999. As such, our prior results are not indicative of our future prospects.

RESULTS OF OPERATIONS

     NINE MONTHS ENDED DECEMBER 31, 1999 (UNAUDITED)(1):


                                                                                                          PRO            PRO FORMA
                                                                                                         FORMA           ---------
                                STARNET         OCCIDENTAL            RLI                GM            ADJUSTMENT        COMBINED
                                -------         ----------            ---                --            ----------        --------

NINE MONTHS ENDED
   DECEMBER 31, 1999

Revenues                      $ 1,507,999       $ 4,826,043       $   621,497       $  (949,128)      $  (362,000)     $ 5,644,411

Cost of goods sold            $   194,026       $   367,656       $    70,384       $  (168,181)      $       -0-      $   463,885

Gross profit                  $ 1,313,973       $ 4,458,387       $   551,113       $  (780,947)      $  (362,000)     $ 5,180,526

Selling, general and
   administrative expense     $ 3,231,395       $ 4,886,627       $   580,659       $  (903,189)      $       -0-      $ 7,795,492

Depreciation &
amortization                  $    64,019       $    31,567       $    17,021       $   (29,960)      $    63,261      $   145,908

Net (loss) from
operations                    $(1,981,441)      $  (459,807)      $   (46,567)      $   152,202       $  (425,261)     $(2,760,874)

Net loss as a percentage
   of revenues                        131%               10%                7%               16%               --               49%


-------------------------

     (1) The financial information provided above gives effect to the acquisitions of Occidental and RLI and GM disposition as if they were effective as of April 1, 1999.

              Consolidated Balance Sheet of StarNet Financial, Inc.
                                December 31, 1999
                                   (Unaudited)

ASSETS

Cash .......................................     $    951,455

Mortgage loans held for sale ...............       24,475,459

Note payable ...............................          472,000

Accounts receivable ........................          212,750

Property and equipment, net ................          672,000

Covenants not to compete ...................           80,417

Value of Internet brand ....................           47,500

Goodwill, net ..............................        1,544,250
                                                 ------------

     TOTAL ASSETS ..........................       28,455,830
                                                 ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Advances under warehouse lines of
   credit ..................................     $ 24,260,650

Accounts payable ...........................          895,989

Accrued expenses ...........................          165,358

Funds held on account for others ...........           81,407

Notes payable ..............................          642,034

Estimated future purchase price payable ....          367,695
                                                 ------------

     TOTAL LIABILITIES .....................       26,413,134

Stockholders' Equity:

Preferred stock, par value $0.01 per share;
   authorized, 1,000,000 shares; issued and
   outstanding, -0- shares .................               --

Common Stock, par value $0.01 per share;
   authorized, 20,000,000 shares; issued and
   outstanding, 14,901,473 shares ..........     $    149,015

Additional paid-in capital .................        4,213,850

Subscription receivable on common stock ....          (49,000)

Retained earnings ..........................       (2,271,169)

     TOTAL STOCKHOLDERS' EQUITY ............        2,042,697
                                                 ------------

     TOTAL LIABILITIES AND
     STOCKHOLDERS' EQUITY ..................       28,455,830
                                                 ============

OUR REVENUES AND EXPENSES

     As a mortgage lender, we generate revenues through the origination and subsequent sale of funded loans. These revenues are made up of loan processing fees, net gain on sale, and net interest income. Loan processing fees include application, documentation, commitment, and processing fees paid by borrowers. New gain on sale consists of the difference in price paid by the borrower and the price paid by the permanent investor, which includes the value of the rights to service loans. Net interest income consists of the difference between interest received by us for the time we hold a loan and interest paid by us under our credit facilities.

     Our expenses largely consist of:

o    salaries and benefits paid to employees;

o    occupancy and equipment costs;

o Internet and other technology-related expenses, including licensing and participation fees and advertising costs; and

o    data processing and communication costs.

A substantial portion of these expenses are variable in nature. Commissions paid to loan originators are 100% variable, while other salaries and benefits fluctuate from quarter to quarter based on our assessment of the appropriate levels of non-loan originator staffing, which correlates to the current level of loan origination volume and our estimates of future loan origination volume.

     Seasonality affects the mortgage industry as loan originators are typically at their lowest levels during the first and fourth quarters of the calendar year due to a reduced level of home buying activity during the winter months. Loan originations generally increase during the warmer months beginning in March and continuing through October. As a result, we expect higher earnings in our first and second quarters and lower earnings in the third and fourth quarters of our fiscal year.

     Interest rate and economic cycles also affect the mortgage industry, as loan originations typically fall in rising interest rate environments. During these periods, refinancing originations decrease, as higher interest rates provide reduced economic incentives for borrowers to refinance their existing mortgages. Due to stable and decreasing interest rate environments over recent years, our current performance may not be indicative of results in rising interest rate environments.

PLAN OF OPERATION

     We are engaged in the business of originating, purchasing and selling mortgage loans secured primarily by single-family residences through traditional channels of distribution and over the Internet. It is the intent of our management to create a mortgage lending operation which is highly diversified in the following ways:

o Product lines. We offer or intend to offer conforming conventional, Federal Housing Administration ("FHA") and Veterans Administration ("VA") mortgages, "sub-prime" mortgages

     (generally loans to borrowers with below average or delinquent credit) and "non-conforming" mortgages (which allow for more limited documentation of borrowers' credit).

o Geography. We have employees in California, Florida, Texas, North Carolina, Colorado and Nevada. We are presently qualified to do business in 29 states and are licensed to conduct mortgage banking operations in seven of those states as required. We expect to be qualified and licensed as required in the remainder of the United States within the next three to six months. We also expect to open three new regional offices by the end of fiscal year 2001.

o Channels of distribution. We are originating and/or purchasing mortgage loans by traditional retail loan officers, broker-correspondents, "net branch" employees, and the Internet.

     Our history to date reflects the implementation of this strategy. The initial operations consisted of the establishment of a lending office in Dallas, Texas, which included "wholesale" and "net branch" capability. Such operations have the ability to operate nationwide.

     Effective as of October 1, 1999, we acquired Residential Lenders, Inc., a Florida-based retail loan operation specializing in conforming lending. RLI has operated an Internet website for approximately three years from which it derives a substantial volume of its business. This acquisition, therefore helps us to continue our diversification both as to geography and distribution channel.

     Effective as of October 1, 1999, we also acquired the assets and operations of Occidental Mortgage Company, a California-based retail and wholesale loan operation specializing in sub-prime and non-conforming lending. Occidental also has limited capability to service loans (i.e. collect customer payments, hold tax and insurance escrows and pay the same when due). Management believes that this acquisition serves geographic and product line diversification.

     In September 1999, we established a wholesale loan office in Houston, Texas, staffed with personnel knowledgeable and experienced in sub-prime and non-conforming loans as well as conforming conventional, FHA and VA loans.

     In December 1999, we established a wholesale loan office in Denver, Colorado, staffed with personnel knowledgeable and experienced in non-conforming loans. We believe that we will be able to service the Rocky Mountain area with centralized underwriting and closing from our Western Regional office in Irvine, California.

     Effective as of December 31, 1999, we sold all of the capital stock of GM. We did, however, retain certain operations, personnel and relationships of GM.

     We continually evaluate prospective acquisitions. However, having experienced rapid growth, we intend to focus during the near term on the further development of the infrastructure (in terms of management, systems, equipment, policies and procedures) necessary to cohesively integrate our operations and optimize their effectiveness in fulfilling our strategic objectives.

PRODUCTION

     The total of new applications for the nine months ended December 31, 1999 was $373,679,719. Our Dallas operations accounted for $64,096,012 of the total new applications for the nine months ended December 31, 1999. Our Houston operations accounted for $14,255,322 of the total new applications for the nine months ended December 31, 1999. The Eastern Region accounted for $10,209,367 of the total new applications for the nine months ended December 31, 1999. The Western Region accounted for $285,119,018 of the total new applications for the nine months ended December 31, 1999.


                                STARNET MORTGAGE

                  NINE MONTHS ENDED 12/31/99 - NEW APPLICATIONS



                                                                   nine months ENDING
                                                                         12/31/99
StarNet - Dallas                                                       64,096,012

StarNet - Houston                                                      14,255,322

RLI - Eastern Region                                                   10,209,367

OMC - Western Region                                                  285,119,018
                                                                      -----------

                                                           TOTAL:     373,679,719



                                   [PIE CHART]

     The total of closings for the nine months ended December 31, 1999 was $130,088,224. Our Dallas operations accounted for $30,497,092 of the total closings for the nine months ended December 31, 1999. Our Houston operations accounted for $7,425,369 of the total closings for the nine months ended December 31, 1999. The Eastern Region accounted for $8,578,571 of the total closings for the nine months ended December 31, 1999. The Western Region accounted for $83,587,192 of the total closings for the nine months ended December 31, 1999.


                                STARNET MORTGAGE

                      NINE MONTHS ENDED 12/31/99 - CLOSINGS



                                                                   QUARTER ENDING
                                                                         12/31/99
StarNet - Dallas                                                       30,497,092

StarNet - Houston                                                       7,425,369

RLI - Eastern Region                                                    8,578,571

OMC - Western Region                                                   83,587,192
                                                                       ----------
                                                           TOTAL:     130,088,224


                                   [PIE CHART]

PIPELINE

     The loan pipeline (the "Pipeline") is the volume of loans in our combined system that have met all of our preliminary criteria subject to completion of underwriting documentation. As of December 31, 1999, the Pipeline had a total of $189,115,000 in mortgage loans available. The Pipeline consists of approximately $100,000,000 of non-conforming loans ("A"), $25,000,000 in sub-prime loans ("B/C"), $30,000,000 in government-insured loans (FHA/VA), and the balance is in various conforming product. As of December 31, 1999, the total approximate Pipeline by region was as follows:

Western Region     $130,262,000
Central Region     $ 49,373,000
Eastern Region     $  9,480,000

     The loans generated by us can be sold on an individual basis ("flow") or sold in package form ("bulk"). We can form one package or several packages during a month, depending on the best execution (i.e., highest price). Loans sold on a flow can be sold rapidly. Loans sold in bulk generally require more time to assemble, often 15 to 30 days from the date of our funding.

                                STARNET MORTGAGE

                              PIPELINE - COMPARISON


                                 NOVEMBER        DECEMBER
StarNet - Dallas                41,472,626      43,513,384

StarNet - Houston                5,478,577       5,860,000

RLI - Eastern Region            10,619,382       9,480,000

OMC - Western Region           135,151,646     130,262,000
                               -----------     -----------
                    TOTAL:     192,732,231     189,115,384


                                   [PIE CHART]

                                  [PIE CHART]


LIQUIDITY AND CAPITAL RESOURCES

     As of December 31, 1999, we had a cash position of $951,455. Throughout the 2000 fiscal year, we have experienced negative cash flows from operations. During the quarter ended December 31, 1999, average monthly negative cash flows from operational related activities (net income adjusted for depreciation and amortization) were approximately $254,000. Rising interest rates leading to a decline in loan production place additional pressures on liquidity.

     During the fourth quarter of the 2000 fiscal year and continuing forward, we have been conducting a private placement of our common stock. Through April 30, 2000, approximately $1,500,000 in cash has been raised. Additional capital will need to be raised for us to continue our business as contemplated in our business plan.

     The discussion above addresses working capital requirements. In addition to working capital, we fund our "Mortgage Loans Held for Sale" through advances under warehouse lines of credit. Our subsidiary, StarNet Mortgage, currently uses three lines of credit (implemented by means of "loan purchase agreements") with an aggregate limit of $11,000,000 provided by First State Bank of Moulton, First State Bank of Calvert and Lott State Bank. Additionally, StarNet Mortgage maintains a true warehouse line of credit with IMPAC Warehouse Lending Group of Irvine, California. At December 31, 1999 we were not in compliance with a covenant in this loan agreement regarding maintenance of a specified level of tangible net worth. We believe we will be in compliance with this covenant at March 31, 2000 based on our assessment of the expected results of the private placement discussed above.

     We have a critical need for additional working capital to execute our business strategy. We anticipate using the net proceeds of the private placement discussed above to open additional regional offices, hire additional personnel and maintain net worth requirements for federal agency approvals and credit facilitation. In the event that we are unable to obtain additional capital, we will forego further expansion of our net branch and regional office network, reduce the number of employees and overhead expenses, curtail our loan production activities and/or sell loans earlier than is optimal and concentrate our efforts on our existing operations.

     We believe that the lines of credit, funds generated from operations and the net proceeds of the private placement will be sufficient to finance our current and anticipated operations for at least the next 12 months. Our long-term capital requirements beyond this 12-month period will depend on numerous factors, including the following:

     o    the rate of market acceptance of our products and services;

     o    the ability to expand our customer base; and

     o    the level of expenditures for sales and marketing and other factors.

     To the extent that the lines of credit, the net proceeds of the private placement and our revenues are insufficient to fund the activities in the short or long term, we would need to raise additional funds by incurring debt or through public or private offerings of our stock. We are, however, actively negotiating with other providers of mortgage warehouse lending facilities for increased limits and more favorable terms.

                        ITEM 3 - DESCRIPTION OF PROPERTY

FACILITIES

     Our current headquarters in Dallas, Texas consists of approximately 5,455 square feet of leased office space, with the lease expiring on June 14, 2000. The monthly rental amount for all Dallas facilities is $22,519.00 The Company maintains the following facilities:


                                                 SQUARE            LEASE EXPIRATION        MONTHLY RENTAL AMOUNTS
           LOCATION                             FOOTAGE
Irvine, CA                                 14,392 square feet           04/30/01                  $26,969.40

San Ramon, CA                               3,027 square feet           06/15/01                  $ 1,054.00

Orlando, FL                                 2,400 square feet           01/15/04                  $ 4,031.49

Dallas, TX (Preston Rd.)                    5,455 square feet           06/14/00                  $ 9,092.00

Dallas, TX (Preston Rd.)                    3,990 square feet           12/31/00                  $ 4,782.00

Dallas, TX                                  6,682 square feet           1/31/00                   $ 8,645.00

Houston, TX                                 2,749 square feet           08/14/01                  $ 2,978.25

Denver, CO                                    500 square feet        month to month               $   950.00

Springfield, MO                             3,309 square feet           12/01/04                  $ 2,757.50

We believe that these facilities will be adequate for our current and proposed operations.

In the opinion of the Company's management, the Company's properties are adequately covered by insurance.

     ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth as of March 31, 2000 the number and percentage of outstanding shares of Common Stock beneficially owned by each of the following persons:

     o Persons who beneficially own more than 5% of the outstanding shares of our Common Stock;

     o    Each of our executive officers;

     o    Each of our directors; and

     o    All of our officers and directors as a group.

     Except as otherwise noted, the persons named in this table, based upon information provided by these persons, have sole voting and investment power with respect to all shares of Common Stock owned by them.

                                                           Number of
                                                            Shares
                                                         Beneficially               % Beneficially
          Name of Beneficial Owner                         Owned(1),(2)                  Owned
          ------------------------                       --------------             --------------
Daniel L. Jackson(3)
  17000 Preston Road, Suite 250                             3,269,864                      21.1%
  Dallas, Texas 75248

Oslin Nation Trust(4)
  8150 North Central Highway, Suite 1700                    3,219,864                      20.8%
  Dallas, Texas 75206

Rea Capital Corporation(5)
  4751 West Park Boulevard, Suite 106-422                   2,534,800                      16.4%
  Plano, Texas 75903

Sarkis J. Kechejian(6)
  421 East Airport Freeway                                  2,002,403                      12.9%
  Irving, Texas 75062

Bradley M. Pence                                              100,110                         *

Edward P. Rea                                                      --                        --

Kenneth F. Urbanus                                             45,000                         *

Michael J. Gulinson                                                --                        --

Edward P. Dayton                                               12,500                         *

Tom Deutsch                                                        --                        --

Jennifer Salsbury                                                  --                        --

All directors and executive officers as a group
(8 persons)(7)                                              5,962,274                      38.2%

-------------------------

* Less than 1%.

(1) The rules of the SEC provide that, for the purposes hereof, a person is considered the "beneficial owner" of shares with respect to which the person, directly or indirectly, has or shares the voting or investment power, irrespective of his economic interest in the shares. Unless otherwise noted, each person identified possesses sole voting and investment power over the shares listed, subject to community property laws.

(2) Based on 15,326,473 shares outstanding on March 31, 2000. Shares of Common Stock subject to warrants that are exercisable within 60 days of March 31, 2000, are deemed beneficially owned by the person holding such warrant for the purposes of calculating the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person. All common shares held by the officers and directors listed above are "restricted securities" and as such are subject to limitations on resale. The shares held by the officers and directors may be sold pursuant to Rule 144 under certain circumstances, subject to certain lock-up agreements.

(3) Includes 3,219,864 shares held by the Oslin Nation Trust, for which Mr. Jackson serves as trustee.

(4) Includes 150,000 shares of Common Stock issuable upon the exercise of a warrant.

(5) Includes 150,000 shares of Common Stock issuable upon the exercise of a warrant.

(6) Includes 385,000 held by the Sarkis J. Kechejian Trust, for which Mr. Kechejian serves as trustee. Includes 200,000 shares held by the Kechejian Trust, which is revocable by Mr. Kechejian. Includes 150,000 shares of Common Stock issuable upon the exercise of a warrant.

(7) Includes 150,000 shares of Common Stock issuable upon the exercise of a warrant and 2,534,800 shares of Common Stock (which also includes 150,000 shares of Common Stock issuable upon the exercise of a warrant) owned by Rea Capital Corporation. Mr. Edward P. Rea's wife owns all of the issued and outstanding shares of capital stock of Rea Brothers, Ltd. which owns all of the issued and outstanding shares of capital stock of Rea Capital Corporation. Mr. Rea disclaims beneficial ownership of the shares owned by his wife, Rea Brothers, Ltd. and Rea Capital Corporation.

      ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The executive officers and directors of the Company and their ages as of the date of this Registration Statement are as follows:

          Name                      Age      Position with Company
          ----                      ---      ---------------------
          Daniel L. Jackson         50       Chairman of the Board and Chief
                                             Executive Officer

          Kenneth F. Urbanus        47       President, Chief Operating Officer and
                                             Director

          Michael J. Gulinson       52       Executive Vice President-Finance and
                                             Chief Financial Officer

          Edward P. Dayton          57       Executive Vice President-Operations
                                             and Secretary

          Thomas Deutsch            50       Executive Vice President-National
                                             Production

          Jennifer Salsbury         49       Executive Vice President-Risk
                                             Management/Secondary Marketing

          Bradley M. Pence          33       Director

          Edward P. Rea             58       Director

---------------------

     Mr. Daniel L. Jackson has been a director and Chief Executive Officer of the Company since May 1999. Mr. Jackson has 25 years experience providing accounting, taxation, and advisory services to various industries and government. Since 1987, he has been engaged as a Certified Public Accountant, Certified Management Consultant and Certified Fraud Examiner with Jackson & Rhodes P.C.

     Mr. Kenneth F. Urbanus has been President, Chief Operating Officer and a director of the Company since October 1999. From 1996 until assuming his duties at StarNet, he was President, Chief Executive Officer and Senior Vice President-Production of Occidental Mortgage Company in Irvine, California. From 1992 to 1994, he was a Vice President of CenFed Bank, FSB, where he managed the government lending department as well as the retail and wholesale lending activities in Orange and San Diego Counties, California.

     Mr. Michael J. Gulinson has been Executive Vice President-Finance and Chief Financial Officer of the Company since November 1999. From 1986 until assuming his duties at StarNet, he was Executive Vice President, Chief Financial Officer and Secretary of Corinthian Mortgage Corporation in Overland Park, Kansas.

     Mr. Edward Dayton has been Executive Vice President-Operations of the Company since August 1999. From 1990 until assuming his duties at StarNet, he was Regional Division Manager-Wholesale Lending of Stratford Mortgage in Dallas, Texas.

     Mr. Thomas Deutsch has been Executive Vice President-National Production of the Company since October 1999. From 1996 until assuming his duties at StarNet, he was Senior Vice President and Director of Wholesale Lending of Occidental Mortgage Company. From 1987 to 1996, he was Senior Vice President of Imperial Credit Industries, where he managed the wholesale division.

     Ms. Jennifer Salsbury has been Executive Vice President-Risk Management/Secondary Marketing of the Company since October 1999. From 1996 until assuming her duties at StarNet, she was Senior Vice President of Occidental Mortgage Company, where she handled risk management. From 1991 to 1996, she was Senior Vice President-Secondary Marketing of Rancho Mortgage Corporation, where she was responsible for risk management, quality control, and corporate training.

     Mr. Bradley M. Pence has been a director of the Company since May 1999. Mr. Pence is not employed by the Company. Since 1994, he has been Vice President of Churchill Capital Company, L.L.C. of Dallas, Texas, where he is an expert in originating, underwriting and placing large commercial property transactions.

     Mr. Edward P. Rea has been a director of the Company since May 1999. Mr. Rea is not employed by the Company. Since 1998, he has been an independent business consultant. From 1994 until 1998, he was President and co-founder of The Crafters' Marketplace, Ltd. in Ontario, Canada, where he created and directed a retail chain of 26 craft outlet stores throughout Canada with annual sales in excess of $35,000,000.

                         ITEM 6 - EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

     The following table contains information concerning the annual compensation and long-term compensation payable to named executive officers during the period for the fiscal year ended March 31, 2000.

SUMMARY COMPENSATION TABLE



                                                                                                   LONG-TERM
                                                                                                 COMPENSATION
                                                     ANNUAL COMPENSATION                            AWARDS
                                  ---------------------------------------------------------      ------------       ----------
                                      FISCAL                                      OTHER
                                       YEAR                                       ANNUAL           SECURITIES       ALL OTHER
   NAME AND PRINCIPAL                 ENDED                                      COMPENSA-         UNDERLYING        COMPEN-
       POSITION                      MARCH 31,     SALARY ($)      BONUS ($)      TION ($)         OPTIONS (#)      SATION ($)
   ------------------                ---------     ----------      ---------     ---------         -----------      ----------
Daniel L. Jackson
  Chief Executive Officer             2000                 --            --          --              200,000            --

Kenneth F. Urbanus
  President and Chief
  Operating Officer                   2000            240,000            --          --              200,000            --

Michael J. Gulinson
  Executive Vice President
  and Chief Financial Officer         2000            130,000            --          --               50,000            --

Edward P. Dayton
  Executive Vice President-           2000             75,000           (1)          --               50,000            --
  Operations

Thomas Deutsch
  Executive Vice President-
  National Production                 2000            108,000           (2)          --               50,000            --

Jennifer Salsbury
  Executive Vice President-
  Risk Management /
  Secondary Marketing                 2000            144,000           (3)          --               50,000           --

(1)  Mr. Dayton's bonus consists of two basis points on all closed loans.

(2) Mr. Deutsch's incentive bonus consists of two basis points of funded loans for the first $10,000,000 during a month and four basis points of funded loans over $10,000,000 during a month.

(3) Ms. Salsbury's monthly incentive bonus consists of one and a half basis points on the net gain on loans that are sold each month.

     The following table provides information with respect to the executive officers included in the Summary Compensation Table who received option grants during the period for the fiscal year ended March 31, 2000.

INCENTIVE STOCK OPTIONS



                                          OPTION GRANTS IN LAST FISCAL YEAR
                                                [INDIVIDUAL GRANTS]
                          ----------------------------------------------------------

                           NUMBER OF   % OF TOTAL
                           SECURITIES    OPTIONS
                           UNDERLYING   GRANTED TO       EXERCISE OR
                            OPTIONS    EMPLOYEES IN      BASE PRICE         EXPIRATION
       NAME               GRANTED (#)  FISCAL YEAR       ($/SHARE)             DATE
       ----               -----------  -----------       ---------             ----
Daniel L. Jackson(1)       200,000       25.6%           $    1.00          10/14/2009

Kenneth F. Urbanus(2)      200,000       25.6%           $    1.00          10/14/2009

Michael J. Gulinson(3)      50,000        6.4%           $   3.375          10/31/2009

Edward P. Dayton(4)         50,000        6.4%           $    1.00          10/14/2009

Thomas Deutsch(5)           50,000        6.4%           $    1.00          10/14/2009

Jennifer Salsbury(5)        50,000        6.4%           $    1.00          10/14/2009


----------------------------

(1) Mr. Jackson's options are incentive options, were granted on October 15, 1999, and vest in 50% increments over two years.

(2) Mr. Urbanus's options are incentive options, were granted on October 15, 1999, and vest in 20% increments over five years.

(3) Mr. Gulinson's options are incentive options, were granted on November 1, 1999, and become completely vested as of October 31, 2000.

(4) Mr. Dayton's options are incentive options, were granted on October 15, 1999, and become completely vested as of October 31, 2000.

(5) Mr. Deutsch and Ms. Salisbury's options are incentive options, were granted on October 15, 1999, and vest in 20% increments over five years.

     The following table provides information on the stock options that the executive officers included in the Summary Compensation Table held at March 31, 2000:



                                                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                                                           AND FY-END OPTION VALUES
                                      -----------------------------------------------------------------
                                                                                   VALUE OF UNEXERCISED
                                      NUMBER OF SECURITIES UNDERLYING                  IN-THE-MONEY
                                           UNEXERCISED OPTIONS                          OPTIONS AT
                                            AT FISCAL YEAR-END                        FISCAL YEAR-END
                                                   (#)                                     ($)*
                                               EXERCISABLE/                            EXERCISABLE/
   NAME                                       UNEXERCISABLE                            UNEXERCISABLE
   ----                               -------------------------------              --------------------
   Daniel L. Jackson                            200,000                                   $400,000

   Kenneth F. Urbanus                           200,000                                   $400,000

   Michael J. Gulinson                           50,000                                         --

   Edward P. Dayton                              50,000                                   $100,000

   Thomas Deutsch                                50,000                                   $100,000

   Jennifer Salsbury                             50,000                                   $100,000

----------------------------

     * Based on the closing price of the Common Stock on The NASD
Over-the-Counter Bulletin Board on March 31, 2000 of $3.00 per share.


EMPLOYMENT CONTRACTS

     As of October 15, 1999, we entered into an employment agreement with Kenneth F. Urbanus, our President and Chief Operating Officer (the "Urbanus Agreement"). The Urbanus Agreement provides for an annual base salary of $240,000, a transportation allowance of $1,000 per month, participation in any savings and retirement plan and welfare benefit plans adopted by the Company, and other standard provisions.

     As of November 1, 1999, we entered into an employment agreement with Michael J. Gulinson, our Executive Vice President-Finance and Chief Financial Officer (the "Gulinson Agreement"). The Gulinson Agreement provides for an annual base salary of $130,000, a transportation allowance of $500 per month, participation in any savings and retirement plan and welfare benefit plans adopted by the Company, and other standard provisions.

     As of October 1, 1999, we entered into an employment agreement with Edward
P. Dayton, our Executive Vice President-Operations (the "Dayton Agreement"). The Dayton Agreement provides for an annual base salary of $75,000, an incentive bonus equal to two basis points on all funded loans, a transportation allowance of $500 per month, participation in any savings and retirement plan and welfare benefit plans adopted by the Company, and other standard provisions.

     As of October 1, 1999, we entered into an employment agreement with Thomas Deutsch, our Executive Vice President-National Production (the "Deutsch Agreement"). The Deutsch Agreement provides for an annual base salary of $108,000, an incentive bonus equal to two basis points of funded loans for the first $10,000,000 during a month and four basis points of funded loans over $10,000,000 during a month, a transportation allowance of $750 per month, participation in any savings and retirement plan and welfare benefit plans adopted by the Company, and other standard provisions.

     As of October 1, 1999, we entered into an employment agreement with Jennifer Salsbury, our Executive Vice President-Risk Management/Secondary Marketing (the "Salsbury Agreement"). The Salsbury Agreement provides for an annual base salary of $144,000, a monthly incentive bonus equal to one and a half basis points on the net gain on loans that are sold each month, a transportation allowance of $500 per month, participation in any savings and retirement plan and welfare benefit plans adopted by the Company, and other standard provisions.

1999 STOCK OPTION PLAN

     In October 1999, our board of directors adopted, and in December 1999 our shareholders approved, our 1999 Stock Option Plan (the "Option Plan"), under which both incentive stock options and nonqualified stock options may be granted to our key employees, non-employee directors, and independent contractors and consultants. The Option Plan will terminate on October 3, 2009, and no options may be granted under the Option Plan thereafter. The term of an option granted under the Option Plan may not exceed ten years from the date of grant of that option. The options granted under the Option Plan are generally for the maximum ten-year period. Approximately 150 of our employees may participate in the Option Plan; though options have been granted to only 11 key employees to date.

     The compensation committee administers and interprets the Option Plan. In that capacity, the compensation committee has complete discretion, within the limits set forth in the Option Plan, to determine the terms of the options granted, including the term of, the number of shares subject to, the exercise price of, and the form of consideration payable upon exercise of each such option. However, the Option Plan requires the exercise price of each incentive stock option be at least the fair market value of our Common Stock at the time of the option grant. Additionally, no incentive stock option may be granted under the Option Plan to anyone who owns more than 10% of our outstanding Common Stock unless the exercise price is at least 110% of the fair market value of our Common Stock at the date of grant and the option is not exercisable for more than five years after it is granted. The board of directors or the compensation committee may amend, alter or discontinue the Option Plan without the stockholders' approval, except that the board of directors or the compensation committee do not have the power or authority to materially increase the number of securities that may be issued under the Option Plan or to materially modify the requirements of eligibility for participation in the Option Plan.

     As of March 31, 2000, options to purchase 780,000 shares of Common Stock had been granted, and options to purchase 50,000 shares of Common Stock had been exercised, pursuant to the Option Plan. The market value as of March 31, 2000 of all shares of Common Stock subject to outstanding options was $2,007,500 (based upon the closing bid price of the Common Stock of $2.75 as reported on the Bulletin Board on such date).

COMMITTEES

     We maintain a Compensation Committee, consisting of three board members, and an Audit Committee consisting of three board members. The Compensation Committee is responsible for review and making recommendations to our board of directors on all matters relating to compensation and benefits provided to executive management. The members of the Compensation Committee are Messrs. Pence, Rea and Urbanus. The Compensation Committee has the exclusive authority to administer our 1999 Stock Option Plan. The Audit Committee assists our board of directors in exercising its fiduciary responsibilities for oversight of audit and related matters, including corporate accounting, reporting and control practices. It is responsible for recommending to our board of directors the independent auditors for the following fiscal year. The Audit Committee meets periodically with our management, financial personnel and the independent auditors to review internal accounting controls and auditing and financial reporting matters. The members of the Audit Committee are Messrs. Jackson, Pence and Rea.

COMPENSATION OF DIRECTORS

     We do not currently pay any remuneration to our non-employee directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Other than Mr. Urbanus, none of the members of the compensation committee is currently or has been, at any time since our incorporation, an officer or employee of ours. No member of the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

             ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On May 1, 1999, we entered into a consulting agreement with LoanNet Consulting, which expired on April 30, 2000. Daniel L. Jackson is the sole director and President of LoanNet Consulting and the Chairman of the Board of Directors, Chief Executive Officer and a stockholder of the Company. The consulting agreement was for one year and was not renewed upon completion of its term. The agreement provided for a monthly payment of $14,000. LoanNet Consulting advised our management on issues concerning strategic planning, acquisitions, and raising of capital.

                           ITEM 8 - LEGAL PROCEEDINGS

     On January 3, 2000, an action was brought against us for breach of contract and fraud by Joni Baquerizo, James Cunningham, Sam W. Pitts, Jr., and Jay Robinson, each of whom is a former employee (the "Plaintiffs"). The Plaintiffs allege that we owe them unpaid wages, unpaid bonuses and stock options. We believe that the Plaintiffs' claims are without merit and intend to vigorously defend ourselves in this litigation.

     From time to time, we are a defendant, or are threatened to be made a defendant, in lawsuits encountered in the ordinary course of our business, the resolution of which should not have a material adverse effect on our financial position. Except as disclosed above, we are not currently aware of any litigation currently pending or threatened to which we are subject to or to which we may be a party.

        ITEM 9 - MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

GENERAL

     On October 19, 1999 our Common Stock commenced trading on the NASD Over-the-Counter Bulletin Board (the "Bulletin Board") under the symbol "SNFN". There was no material market for our Common Stock prior to October 19, 1999. The table below sets forth the high and low bid prices of our Common Stock for the periods indicated, as reported by the Bulletin Board.

     These quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.


                                        Price Range of
                                         Common Stock
                                        --------------

                                        High        Low
                                        ----        ---
FISCAL YEAR ENDING MARCH 31, 2000:

         Third Quarter ...........     $10.25     $ 2.50

         Fourth Quarter ..........       6.50       2.00


     On March 31, 2000, the closing bid price for a share of our Common Stock, as reported on the Bulletin Board, was $2.75. As of March 31, 2000, there were approximately 500 stockholders of record of our Common Stock.

MARKET PRICE

     When the trading price of our Common Stock is below $5.00 per share, our Common Stock is considered to be a "penny stock" which is subject to rules promulgated by the SEC (Rules 15g-1 through 15g-9) under the Securities Exchange Act of 1934 (the "Exchange Act"). These rules impose significant requirements on brokers under these circumstances, including: (a) delivering to customers the SEC's standardized risk disclosure document; (b) providing to customers current bids and offers; (c) disclosing to customers the broker-dealers and sales representative compensation; and (d) providing to customers monthly account statements.

DIVIDENDS

     We have not paid any dividends on our Common Stock to date and we do not expect to do so in the foreseeable future. We intend to apply our earnings, if any, in expanding our operations and related activities.

                ITEM 10 - RECENT SALES OF UNREGISTERED SECURITIES

     StarNet (formerly known as Sarkis Capital, Inc.("Sarkis")) was incorporated in March 1987, in Delaware. On May 13, 1999, Sarkis entered into an exchange agreement with LoanNet, Inc., a Texas corporation ("LoanNet") and the shareholders of LoanNet (the "LoanNet Shareholders"), whereby Sarkis agreed to acquire LoanNet, and its subsidiary, The GM Group, Inc., a Texas corporation (sometimes referred to herein as "GM") from the LoanNet shareholders in exchange for shares of Sarkis common stock (the "Exchange Agreement"). Pursuant to the Exchange Agreement, Sarkis issued 9,000,000 shares of its common stock in exchange for all of the outstanding shares of LoanNet. The closing of the Exchange Agreement took place on May 28, 1999. As part of the reorganization, Sarkis changed its name to "StarNet Financial, Inc." in June 1999. As a result of this transaction, the LoanNet Shareholders owned approximately 83% of the then issued and outstanding shares of Sarkis common stock and LoanNet became the wholly-owned subsidiary of the Company. A Sarkis shareholder was also issued a warrants to purchase 200,000 shares of our Common Stock at an exercise price of $1.00 per share. This warrant to purchase 200,000 shares of Common Stock was exercised in September 1999. The transaction was exempt from registration and prospectus delivery requirements pursuant to
Section 4(2) of the Securities Act.

     On September 30, 1999, we closed a private placement of 3,626,473 shares of our Common Stock at a price of $1.00 per share. There were seventy-three (73) purchasers, of which all but thirty (30) were accredited investors. In connection with this private placement, we prepared and delivered a private placement memorandum covering the offering (the "Memorandum"). This Memorandum was prepared in compliance with Rule 506 of Regulation D promulgated under the Securities Act. The transaction was exempt from registration and prospectus delivery requirements pursuant to Section 4(2) of the Securities Act.

     Effective as of October 1, 1999, we issued a five (5)-year option to Occidental Mortgage Corporation to purchase up to 300,000 shares of our Common Stock at a strike price of $1.00 per share. The transaction was exempt from registration and prospectus delivery requirements pursuant to Section 4(2) of the Securities Act.

     Effective as of October 1, 1999, we issued 250,000 shares of our restricted Common Stock to three shareholders of Residential Lenders, Inc. ("RLI") in connection with our acquisition of RLI. We delivered the Memorandum to the shareholders of RLI. This transaction was exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(2) thereof.

     Effective as of January 1, 2000, we issued warrants to purchase 450,000 shares of Common Stock to three stockholders at an exercise price of $1.00 per share. These warrants expire on December 31, 2002. The transaction was exempt from registration and prospectus delivery requirements pursuant to Section 4(2) of the Securities Act.

     Effective as of April 28, 2000, we issued (i) 57,557 shares of our Common Stock and (ii) a two year warrant to purchase up to 12,500 shares of our Common Stock to Wall Street Mortgage Corporation, a Texas corporation (f/k/a Wall Street Mortgage of Dallas, Inc.) ("Wall Street"), in connection with our acquisition of certain assets of Wall Street. This transaction was exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(2) thereof.

                       ITEM 11 - DESCRIPTION OF SECURITIES

     Under our Certificate, our authorized capital stock consists of 63,000,000 shares, which includes 60,000,000 shares of Common Stock, and 3,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this Registration Statement, we had outstanding 15,384,030 shares of Common Stock. Currently, there are approximately 506 holders of record of our Common Stock. We have reserved for issuance 750,000 shares of Common Stock for issuance upon exercise of outstanding warrants and 5,000,000 shares of Common Stock for issuance pursuant to the exercise of stock options which may be granted to key employees and non-employee directors of the Company and independent contractors and consultants to the Company.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share of Common Stock standing in such holder's name on our records with respect to all matters required by law to be submitted to a vote of our shareholders. The holders of Common Stock have the sole right to vote, except as otherwise provided by law or by our Certificate, including provisions governing any preferred stock. The Common Stock does not have any cumulative voting, preemptive, subscription or conversion rights. Election of directors and other general shareholder action requires the affirmative vote of a majority of the shares of Common Stock represented at a meeting in which a quorum is represented. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, upon payment therefor as contemplated herein, validly issued, fully paid and non-assessable.

     Subject to the rights of any then outstanding shares of preferred stock, if any, holders of Common Stock are entitled to receive when, as and if declared by the board of directors, out of funds legally available therefor, dividends payable in cash, stock or otherwise. Upon any liquidation, dissolution or winding up, whether voluntary or involuntary, and after the holders of the preferred stock shall have been paid in full the amounts to which they are entitled (if any), or a sum sufficient for such payment in full shall have been set aside, our remaining net assets will be distributed pro rata to the holders of the Common Stock, to the exclusion of the holders of preferred stock.

WARRANTS AND OPTIONS

     We have outstanding warrants to purchase up to 762,500 shares of Common Stock. All but 12,500 of the warrants are immediately exercisable at $1.00 per share. The remaining 12,500 warrants are immediately exercisable at $4.625 per share. Warrants to purchase up to 300,000 shares of our Common Stock expire October 14, 2004. Warrants to purchase up to 12,500 shares of our Common Stock expire February 28, 2002. The remaining warrants to purchase up to 450,000 shares of our Common Stock expire December 31, 2002. We have outstanding options to purchase 730,000 shares of Common Stock. Options to purchase 680,000 shares of our Common Stock expire October 14, 2009. Options to purchase 50,000 shares of our Common Stock expire October 31, 2009. As of March 31, 2000, options to purchase 50,000 shares of our Common Stock granted under the Option Plan had been exercised.

PREFERRED STOCK

     The board of directors is authorized, without action by the holders of the Common Stock, to provide for the issuance of our preferred stock and to fix the designations, powers, preferences and rights of the shares of the preferred stock and the qualifications, limitations, or restrictions thereof. This includes, among other things, voting rights, conversion privileges, dividend rates, redemption rights, sinking fund provisions and liquidation rights. The issuance of our preferred stock could adversely affect the voting power of the holders of the Common Stock and could have the effect of discouraging or making more difficult any attempt by a person or group to attain control of the Company. We have no present plans to issue any preferred stock.

DELAWARE BUSINESS COMBINATION STATUTE

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, this law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. An "interested stockholder" is, generally defined as a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. This provision of Delaware law may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholder.

CERTAIN CHARTER PROVISIONS

     General

     Certain provisions of our Certificate and By-laws could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise as well as the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with us.

     Number of Directors; Removal; Vacancies

     The Certificate and the By-laws provide that the number of directors shall be determined from time to time exclusively by a vote of a majority of our board of directors then in office; provided, however, that the number of directors shall not be less than one. The Certificate also provides that our board of directors shall have the exclusive right to fill vacancies, including vacancies created by an expansion of the board. The Certificate further provides that directors may be removed only for cause upon the affirmative vote of at least 80% of all of the shares of our capital stock then entitled to vote in the election of directors.

     Amendments to By-laws

     The Certificate provides that a majority of the board of directors or the holders of all shares of our capital stock then entitled to vote have the power to amend or repeal our By-laws.

     Amendment of the Certificate of Incorporation

     Any proposal to amend, alter, change or repeal any provision of the Certificate requires approval by the affirmative vote of a majority vote of the voting power of all of the shares of our capital stock entitled to vote.

TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services, L.L.C. of Dallas, Texas serves as the transfer agent and registrar for shares of our Common Stock.

               ITEM 12 - INDEMNIFICATION OF OFFICERS AND DIRECTORS

LIMITATIONS OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Mandatory Indemnification of Directors and Officers

     Our Restated Certificate of Incorporation provides that to the fullest extent permitted by Delaware statutory or decisional law, a director of the Company shall not be liable to us or our stockholders for any act or omission in such director's capacity as a director. Any repeal or amendment of the Certificate of Incorporation, or adoption of any other provision of the Certificate of Incorporation inconsistent with such exculpatory provisions, by our stockholders shall be prospective only and shall not adversely affect any limitation on the liability to the Company or our stockholders of a director of the Company existing at the time of such repeal, amendment or adoption of an inconsistent provision.

     Additionally, the By-laws provide that, we shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action, suit, or proceeding by or in the right of the Company) (collectively referred to as an "Action"), by reason of the fact that he is or was a director or officer of the Company, against expenses (including, without limitation, attorneys' fees), judgments, fines, and amounts paid in settlement (collectively, "Expenses") actually and reasonably incurred by him in connection with such Action, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal Action, had no reasonable cause to believe his conduct was unlawful.

     We shall also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the Company against Expenses actually and reasonably incurred by him in connection with the defense or settlement of such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company.

     Discretionary Indemnification of Directors and Officers

     In addition to the above mandatory indemnification, our By-laws provide that we may indemnify any person who was or is a party or is threatened to be made a party to any Action by reason of the fact that he is or was an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise (each such person being hereinafter referred to as a "Corporate Functionary"), against Expenses actually and reasonably incurred by him in connection with such Action, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal Action, had no reasonable cause to believe his conduct was unlawful. The termination of any Action by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Action, that he had reasonable cause to believe that his conduct was unlawful. An "other enterprise" includes, without limitation, an employee benefit plan, and a "fine" includes, without limitation, any excise tax imposed with respect to an employee benefit plan.

     We may also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a Corporate Functionary against Expenses actually and reasonably incurred by him in connection with the defense or settlement of such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company.

     Notwithstanding the foregoing, no indemnification shall be made in respect of any claim, issue, or matter as to which a Corporate Functionary shall have been adjudged to be liable to the Company, unless and only to the extent that the Court of Chancery or the court in which such action, suit, or proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such Corporate Functionary is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                         ITEM 13 - FINANCIAL STATEMENTS

     See the Financial Statements filed with the Securities and Exchange Commission as stated in "Item 15 - Financial Statements and Exhibits" herein.

           ITEM 14 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

     The Company changed its certifying accountant from Jackson & Rhodes P.C. to Farmer, Fuqua, Hunt & Munselle, P.C. The dismissal of Jackson & Rhodes P.C. was not the result of any disagreements on any matter involving accounting principles or practices, financial statement disclosure or auditing scope or procedure. The engagement of Farmer, Fuqua, Hunt & Munselle, P.C. was approved by the Company's board of directors.

                   ITEM 15 - FINANCIAL STATEMENTS AND EXHIBITS

     Each of our financial statements included in the Company's Form 10-QSB for the quarters ending June 30, 1999, September 30, 1999 and December 31, 1999 have been prepared without audit by the management of the Company, pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). Each of the interim financial statements have been prepared on the same basis as the annual financial statements. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted pursuant to such SEC rules and regulations. In the opinion of the Company's management, the financial statements include all adjustments necessary to present fairly the financial position of the Company as of June 30, 1999, September 30, 1999 and December 31, 1999, respectively, and the Company's results of operations and cash flows for such respective periods. The financial statements included in the Company's Form 10-QSB, File No. 033-13627, were filed with the SEC as follows: Form 10-QSB for the quarter ending June 30, 1999, August 31, 1999; Form 10-QSB for the quarter ending September 30, 1999, November 11, 1999; and Form 10-QSB for the quarter ending December 31, 1999, February 14, 2000.

     The following Exhibits are included in this Item:


Exhibit Number   Description

3.1                 Articles of Incorporation of StarNet Financial, Inc.
                    incorporated herein by reference from StarNet's Registration Statement on Form S-1, File No. 33-13627, filed with the Securities and Exchange Commission on April 28, 1987.

3.2 Restated Certificate of Incorporation of StarNet Financial, Inc. Under Section 245 of the Delaware General Corporation Law.

3.3 By-laws of StarNet Financial, Inc. incorporated herein by reference from StarNet's Registration Statement on Form S-1, File No. 33-13627, filed with the Securities and Exchange Commission on April 28, 1987.

3.4                 Amended and Restated By-laws of StarNet Financial, Inc.

10.1                Employment Agreement by and between StarNet and Kenneth F.
                    Urbanus, dated October 15, 1999.

10.2                Employment Agreement by and between StarNet and Michael J.
                    Gulinson, dated November 1, 1999.

10.3                Employment Agreement by and between StarNet and Edward P.
                    Dayton, dated October 1, 1999.

10.4 Employment Agreement by and between StarNet and Thomas Deutsch, dated October 1, 1999.

10.5 Employment Agreement by and between StarNet and Jennifer Salsbury, dated October 1, 1999.

10.6                1999 Stock Option Plan

11.1                Statement regarding computation of per share earnings.

16.1 Letter on change in certifying accountant incorporated herein by reference from StarNet's Current Report on Form 8-K, File No. 33-13627, filed with the Securities and Exchange Commission on June 8, 1999, and as amended in StarNet's Current Report on Form 8-K/A, File No. 33-13627, filed with the Securities and Exchange Commission on February 1, 2000.

22.1                Subsidiaries of the Registrant.

27.1                Financial Data Schedule.

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:   May 19, 2000               STARNET FINANCIAL, INC.



                                   By: /s/ Kenneth F. Urbanus
                                      ------------------------------------------
                                           Kenneth F. Urbanus,
                                           President and Chief Operating Officer




                                   ==========

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER              DESCRIPTION
------              -----------
3.1                 Articles of Incorporation of StarNet Financial, Inc.
                    incorporated herein by reference from StarNet's Registration
                    Statement on Form S-1, File No. 33-13627, filed with the
                    Securities and Exchange Commission on April 28, 1987.

3.2                 Restated Certificate of Incorporation of StarNet Financial,
                    Inc. Under Section 245 of the Delaware General Corporation
                    Law.

3.3 By-laws of StarNet Financial, Inc. incorporated herein by reference from StarNet's Registration Statement on Form S-1,
                    File No. 33-13627, filed with the Securities and Exchange
                    Commission on April 28, 1987.

3.4                 Amended and Restated By-laws of StarNet Financial, Inc.

10.1                Employment Agreement by and between StarNet and Kenneth F.
                    Urbanus, dated October 15, 1999.

10.2                Employment Agreement by and between StarNet and Michael J.
                    Gulinson, dated November 1, 1999.

10.3                Employment Agreement by and between StarNet and Edward P.
                    Dayton, dated October 1, 1999.

10.4                Employment Agreement by and between StarNet and Thomas
                    Deutsch, dated October 1, 1999.

10.5                Employment Agreement by and between StarNet and Jennifer
                    Salsbury, dated October 1, 1999.

10.6                1999 Stock Option Plan

11.1                Statement regarding computation of per share earnings.

16.1 Letter on change in certifying accountant incorporated herein by reference from StarNet's Current Report on Form
                    8-K, File No. 33-13627, filed with the Securities and
                    Exchange Commission on June 8, 1999, and as amended in StarNet's Current Report on Form 8-K/A, File No. 33-13627, filed with the Securities and Exchange Commission on February 1, 2000.

22.1                Subsidiaries of the Registrant.

27.1                Financial Data Schedule.